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PROSPECTUS

Filed pursuant to Rule 424(b)(3) Registration No. 333-116036

Veritas DGC Inc.

$155,000,000
Floating Rate Convertible Senior Notes due 2024

        This prospectus relates to the offering for resale of our Floating Rate Convertible Senior Notes due 2024 and the shares of our common stock issuable upon conversion of the notes. The notes were first offered and issued on February 26, 2004 to qualified institutional buyers, as defined in, and in reliance on, Rule 144A under the Securities Act of 1933, as amended, or in transactions exempt from, or not subject to, the registration requirements of the Securities Act, through Deutsche Bank Securities Inc., as initial purchaser. This prospectus will be used by selling securityholders to resell their notes and shares of our common stock issuable upon conversion of their notes. We will not receive any proceeds from sales by the selling securityholders.

        The notes are convertible, at the option of the holder thereof, prior to the maturity date into cash and shares of our common stock in the following circumstances: (1) during any fiscal quarter commencing after the date of original issuance of the notes, if the closing sale price of our common stock over a specified number of trading days during the previous quarter is more than 120% of the conversion price of the notes on the last trading day of the previous quarter; (2) if we have called the particular notes for redemption and the redemption has not yet occurred; (3) during the five trading day period immediately after any five consecutive trading day period in which the trading price of the notes per $1,000 principal amount for each day of such period was less than 95% of the product of the closing sale price of our common stock on such day multiplied by the number of shares of our common stock issuable upon conversion of $1,000 principal amount of the notes; or (4) upon the occurrence of specified corporate transactions.

        Holders may convert any outstanding notes into cash and shares of our common stock at an initial Conversion Price per share of $24.03. This represents a Conversion Rate of approximately 41.6146 shares of common stock per $1,000 principal amount of notes. Subject to certain exceptions described in "Description of the Notes," at the time notes are tendered for conversion, the value (the "Conversion Value" ) of the cash and shares of our common stock, if any, to be received by a holder converting $1,000 principal amount of the notes will be determined by multiplying the Conversion Rate by the Ten Day Average Closing Stock Price, which equals the average of the closing per share prices of our common stock on the New York Stock Exchange on the ten consecutive trading days beginning on the second trading day following the day the notes are submitted for conversion. We will deliver the Conversion Value to holders as follows: (1) an amount in cash (the "Principal Return") equal to the lesser of (a) the aggregate Conversion Value of the notes to be converted or (b) the aggregate principal amount of the notes to be converted, and (2) if the aggregate Conversion Value of the notes to be converted is greater than the Principal Return, an amount in shares (the "Net Shares"), determined as set forth below, equal to such aggregate Conversion Value less the Principal Return (the "Net Share Amount"). We will pay the Principal Return and deliver the Net Shares, if any, as promptly as practicable after determination of the Net Share Amount. The number of Net Shares to be paid will be determined by dividing the Net Share Amount by the Ten Day Average Closing Stock Price. Our common stock is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "VTS." On August 30, 2005, the last reported sale price of our common stock on the New York Stock Exchange was $32.10 per share.

        The notes bear interest at an annual rate equal to 3-month LIBOR, adjusted quarterly, minus a spread of 0.75%, except that interest will never be less than zero. Interest is payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, each an interest payment date, beginning June 15, 2004.

        The notes will mature on March 15, 2024. We may redeem some or all of the notes at any time on or after March 20, 2009 at a redemption price, payable in cash, of 100% of the principal amount of the notes, plus accrued and unpaid interest and including liquidated damages, if any, up to but not including the date of redemption. Holders may require us to repurchase all or a portion of their notes on March 15, 2009, 2014 and 2019 at 100% of the principal amount of the notes, plus accrued and unpaid interest and including liquidated damages, if any, up to but not including the date of repurchase, payable in cash. Upon a change in control, as defined in the indenture governing the notes, holders may require us to repurchase all or a portion of their notes, in cash equal to 100% of the principal amount of the notes plus accrued and unpaid interest and liquidated damages, if any, up to but not including the date of repurchase.

        The notes are our senior unsecured obligations and rank equally in right of payment to all of our existing and future senior unsecured indebtedness and senior to any future subordinated indebtedness. The notes effectively rank junior in right of payment to all of our existing and future secured indebtedness. The notes are structurally subordinated to all liabilities of our subsidiaries.

        Investing in the notes involves risks. See "Risk Factors" beginning on page 8.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

August 31, 2005

        You should rely only on the information contained in this prospectus and those documents incorporated by reference herein. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus or any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a "shelf" registration or continuous offering process. Under this shelf registration process, the selling securityholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the selling securityholders. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under "Where You Can Find More Information."

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WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and other reports and information with the SEC. You may read and copy documents that we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC's website at www.sec.gov and through our website at www.veritasdgc.com. The information on our website is not a part of this prospectus. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call 212-656-5060.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        This prospectus incorporates documents by reference that are not presented in or delivered with it. This means that we have disclosed certain material information by referring a reader to certain documents. These documents (other than exhibits to such documents unless specifically incorporated by reference) are available, without charge, upon written or oral request directed to Larry L. Worden, Veritas DGC Inc., at our principal executive offices located at 10300 Town Park Drive, Houston, Texas 77072; telephone (832) 351-8300.

        The following documents, which have been filed by us with the SEC pursuant to the Exchange Act (File No. 1-7427), are incorporated in this prospectus by reference and shall be deemed to be a part hereof, other than information under Item 2.02 or 7.01 of any Current Report on Form 8-K:

          (a)   Annual Report on Form 10-K for the year ended July 31, 2004;

          (b)   Quarterly Reports on Form 10-Q for the three months ended October 31, 2004, January 31, 2005 and April 30, 2005; and

          (c)   Current Reports on Form 8-K filed on May 13, 2005, June 1, 2005 and June 27, 2005;

          (d)   The description of our common stock contained in our Registration Statement on Form 8-A filed on August 16, 1996, and any subsequent amendment thereto filed for the purpose of updating such description;

          (e)   The description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A filed on May 27, 1997, as amended by a Form 8-A/A filed on May 28, 1997, Form 8-A/A on June 1, 2005 and any subsequent amendment thereto filed for the purpose of updating such description; and

          (f)    All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this prospectus.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents we have incorporated by reference contain "forward-looking statements" within the meaning of the U.S. securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ.

        All statements other than statements of historical fact included or incorporated by reference in this prospectus, including without limitation statements regarding our business strategy and expectations concerning industry conditions, market position, margins, profitability, liquidity and capital resources, and the plans and objectives of our management for future operations, are forward-looking statements. When used in this prospectus, words such as "anticipate," "believe," "estimate," "expect," "intend," "project, " "might," "may," "could," "will" and similar expressions or the negative thereof, as they relate to our company or our management, identify forward-looking statements. Such forward-looking statements are based on management's assumptions and current beliefs based on currently available information. Although we believe that the expectations reflected in such statements are reasonable, we can give no assurance that such expectations will be correct. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Our operations are subject to a number of uncertainties, risks and other influences, many of which are outside our control, and any one of which, or a combination of which, could cause our actual results of operations to differ materially from the forward-looking statements. You should carefully read the factors described in the "Risk Factors" section of this prospectus for a description of certain risks that could, among other things, cause our actual results to differ from these forward-looking statements. We do not undertake any obligation, other than as required by law, to release publicly any revisions to these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

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PROSPECTUS SUMMARY

        The following summary contains basic information about us and the notes. It does not contain all of the information that you should consider in making your investment decision. You should read and consider carefully all of the information in this prospectus, including the information set forth under "Risk Factors," as well as the more detailed financial information, including the consolidated financial statements and related notes thereto, appearing elsewhere or incorporated by reference in this prospectus. Unless the context indicates otherwise, all references in this prospectus to "Veritas DGC," the "company, " "our," "us" and "we" refer to Veritas DGC Inc. and its subsidiaries.

Veritas DGC Inc.

        We are a leading provider of integrated geophysical information services to the petroleum industry world wide. Our customers include major, national and independent oil and gas companies that utilize geophysical technologies to:

  •
  Identify new areas where subsurface conditions are favorable for the production of hydrocarbons.

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  Determine the size and structure of previously identified oil and gas fields.

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  Optimize development and production of hydrocarbon reserves.

        We acquire, process, and interpret geophysical data and produce geophysical surveys that are either 2D or 3D images of the subsurface geology in the survey area. We also produce 4D surveys by repeating specific 3D surveys over time. Our customers use the differences between these subsequent recordings for reservoir characterization. Additionally, we use geophysical data for reservoir characterization to enable our customers to maximize their recovery of oil and natural gas.

        We conduct geophysical surveys on both a contract and a multi-client basis. When we conduct surveys on a contract basis, we acquire and process data for a single client who pays us to conduct the survey and owns the data we acquire. When we conduct surveys on a multi-client basis, we acquire and process data for our own account and license that data and associated products to multiple clients. The high cost of acquiring and processing geophysical data on an exclusive basis has prompted many oil and gas companies to license surveys on a multi-client basis. In response to this demand, we have built a large library of surveys consisting of approximately 201,550 line kilometers of 2D survey data and approximately 200,433 square kilometers of 3D data as of April 30, 2005. Our marine library includes surveys in the Gulf of Mexico, the North Atlantic, Southeast Asia, West Africa, North Africa, Canada and Brazil. Our land data library includes surveys in Texas, Mississippi, Oklahoma, Wyoming and Utah in the United States and Alberta and British Columbia in Canada. The portion of our revenue generated from the sale of multi-client data licenses is influenced by a number of factors and, as a result, will fluctuate from year to year. Approximately half of our fiscal 2004 revenue was generated through the licensing of multi-client data.

        We conduct our data acquisition operations as follows:

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  Land Acquisition.    By crews utilizing equipment having combined 2D and 3D recording capacity of approximately 45,000 channels. This equipment is typically deployed in North and South America and Oman by crews of varying sizes.

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  Marine Acquisition.    By crews operating from both owned and chartered vessels that have been modified or equipped to our specifications. All of the vessels we utilize are equipped to perform both 2D and 3D geophysical surveys, and five of our vessels are equipped with multiple streamers and multiple energy sources that acquire more lines of data with each pass.

        We operate 15 data processing centers capable of processing 2D and 3D data. Most of our data processing services are performed on 3D seismic data. The centers process data received from the field, both from our own and other geophysical crews, to produce an image of the earth's subsurface using proprietary computer software and techniques. We also reprocess older geophysical data using new techniques designed to enhance the quality of the data. Our processing centers operate high capacity, advanced technology data processing systems on high-speed networks. These systems run our proprietary data processing software. The marine and land data acquisition crews have software compatible with that utilized in the processing centers, allowing for ease in the movement of data from the field to the data processing centers.

        We operate visualization centers in Houston, Texas, Calgary, Canada, Perth, Australia and Crawley, England. These four centers allow teams of our customer's geoscientists and engineers to view and interpret large volumes of complex 3D data. The visualization centers have imaging tools used for advanced interpretive techniques that enhance the understanding of regional as well as detailed reservoir geology. These visualization centers allow us to offer our expertise combined with the type of collaborative geophysical model building that is enabling oil companies to explore areas of complex geology such as the large sub-salt plays in the deepwater Gulf of Mexico.

        We have groups of scientists and engineers located in Calgary, Canada, Houston, Texas and Leoben, Austria who perform advanced geophysical interpretation on a contract basis. These geophysical experts work around the world using third-party and our proprietary software to create subsurface models for our clients and advise our clients on how best to exploit their reservoirs. Their work is related to exploration as well as production activities. Additionally, we license the proprietary software obtained through our acquisition of Hampson-Russell to companies desiring to do their own geophysical interpretation.

        We are a Delaware corporation and the address of our corporate headquarters is 10300 Town Park Drive, Houston, Texas 77072, and our telephone number is (832) 351-8300. Our website is located at www.veritasdgc.com. The information on our website is not a part of this prospectus.

Our Strengths

  •
  Large Multi-Client Data Library in High Demand Regions.    We have focused our multi-client data acquisitions in prime exploration regions around the world that have the combination of geologic and legal attributes that allow a multi-client business model to function. Along with geologic prospectivity, the areas have a legal regime that leads to property turnover, such as the periodic licensing rounds in the Gulf of Mexico, as well as the governmental and economic stability that leads to investment. As of April 30, 2005, our multi-client library consisted of the following:

Region	3-D Square Kilometers	2-D Line Kilometers
Gulf of Mexico	88,973	6,268
Brazil	32,436	39,754
North Sea	20,589	40,409
Africa/Middle East (offshore)	9,881	49,348
Canada (offshore)	4,469	953
Asia Pacific (offshore)	—	60,478
North America (land)	28,154	4,340
Surveys in progress (offshore and land)	15,931	—

Total	200,433	201,550

  •
  Focus on Technology.    We use innovative technology that allows for fast, high quality acquisition, processing and interpretation of large amounts of geophysical data. We maintain our technological capabilities through ongoing research and development, alliances with equipment manufacturers and by acquiring technology under licenses from others.

  •
  Balance Sheet.    As of April 30, 2005, we had $238.5 million in cash and cash equivalents and $155.0 million in total debt.

Our Strategy

        Our objectives are to maintain our technical excellence and enhance our financial performance. We are committed to a disciplined approach that includes investing no more capital than our operations produce. To achieve our objectives, we:

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  Invest in new technology and in our multi-client library.

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  Continue our research and development efforts in advanced processing.

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  Limit capacity expansion to areas that can deliver a significant return on investment.

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  Maintain a conservative balance sheet and financial flexibility.

The Offering

Issuer	Veritas DGC Inc.
Notes	$155.0 million aggregate principal amount of Floating Rate Convertible Senior Notes Due 2024. Each note was issued at a price of $1,000 per note and has a principal amount of $1,000.
Maturity	March 15, 2024.
Ranking
The notes are our senior unsecured obligations and rank equally in right of payment with our future senior unsecured indebtedness and senior to any future subordinated indebtedness. The notes are effectively subordinated to our future secured indebtedness, including indebtedness under our existing credit agreement, to the extent of the value of the assets securing that secured indebtedness. As of April 30, 2005, we had no senior secured indebtedness outstanding, $55.0 million of total availability under our credit agreement (which would have been reduced by $3.1 million due to then outstanding letters of credit) and no senior unsecured indebtedness other than the notes. The notes are not guaranteed by our subsidiaries and are effectively subordinated to our subsidiaries' existing and future liabilities, including guarantees of our indebtedness. As of April 30, 2005, our subsidiaries had approximately $99.7 million of trade payables and accrued liabilities (excluding guarantees of indebtedness under our credit agreement and intercompany indebtedness).
Interest
The notes bear interest at an annual rate equal to 3-month LIBOR, adjusted quarterly, minus a spread of 0.75%, except that interest for any period will never be less than zero. Interest is payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, each an interest payment date, beginning June 15, 2004.
Conversion Rights	Holders may surrender notes for conversion into cash and shares of our common stock prior to the maturity date in the following circumstances:
•
during any fiscal quarter commencing after the date of original issuance of the notes, if the common stock price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the fiscal quarter preceding the quarter in which the conversion occurs is more than 120% of the Conversion Price in effect on that 30th trading day;
• if we have called the particular notes for redemption and the redemption has not yet occurred;
•
during the five trading day period immediately after any five consecutive trading day period in which the trading price of $1,000 principal amount of the notes for each day of such five consecutive trading day period was less than 95% of the product of the common stock price on such day multiplied by the Conversion Rate on such day; or

• upon the occurrence of specified corporate transactions described under "Description of the Notes—Conversion Rights."

Upon the occurrence of any of the circumstances described above, holders may convert any outstanding notes into cash and shares of our common stock at an initial "Conversion Price" per share of $24.03. This represents a "Conversion Rate" of approximately 41.6146 shares of common stock per $1,000 principal amount of notes. Subject to certain exceptions described in "Description of the Notes," once notes are tendered for conversion, the value (the "Conversion Value") of the cash and shares of our common stock, if any, to be received by a holder converting $1,000 principal amount of the notes will be determined by multiplying the Conversion Rate by the Ten Day Average Closing Stock Price (as defined below). We will deliver the Conversion Value to holders as follows: (1) an amount in cash (the "Principal Return") equal to the lesser of (a) the aggregate Conversion Value of the notes to be converted and (b) the aggregate principal amount of the notes to be converted, (2) if the aggregate Conversion Value of the notes to be converted is greater than the Principal Return, an amount in whole shares (the "Net Shares"), determined as set forth below, equal to such aggregate Conversion Value less the Principal Return (the "Net Share Amount"), and (3) an amount in cash in lieu of any fractional shares of common stock. We will pay the Principal Return and cash in lieu of fractional shares and deliver the Net Shares, if any, as promptly as practicable after determination of the Net Share Amount. The number of Net Shares to be paid will be determined by dividing the Net Share Amount by the Ten Day Average Closing Stock Price. The Ten Day Average Closing Stock Price will be the average of the closing per share prices of our common stock on the New York Stock Exchange on the ten consecutive trading days beginning on the second trading day following the day the notes are submitted for conversion.
In certain circumstances the Conversion Price will be subject to adjustment. See "Description of the Notes—Conversion Rights—Conversion Price Adjustments."

If we declare a cash dividend or cash distribution to all or substantially all of the holders of our common stock, the Conversion Price shall be decreased to equal the price determined by multiplying the Conversion Price in effect immediately prior to the record date for such dividend or distribution by the following fraction:
(Pre-Dividend Sale Price - Dividend Adjustment Amount) (Pre-Dividend Sale Price)

"Pre-Dividend Sale Price" means the average common stock price for the three consecutive trading days ending on the trading day immediately preceding the record date for such dividend or distribution. "Dividend Adjustment Amount" means the full amount of the dividend or distribution to the extent payable in cash applicable to one share of our common stock.

The "common stock price" on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date for our common stock as reported in composite transactions on the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by The NASDAQ System. A "trading day" means any regular or abbreviated trading day of the New York Stock Exchange.
Upon conversion of the notes, the holder will not receive any additional cash payment representing accrued but unpaid interest or liquidated damages, if any.
See "Description of the Notes—Conversion Rights."
Optional Redemption
We cannot redeem the notes before March 20, 2009. We may redeem some or all of the notes at any time on or after March 20, 2009, at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest and liquidated damages, if any, up to but not including the date of redemption, payable in cash. See "Description of the Notes—Optional Redemption of the Notes."
Repurchase of Notes at the Option of the Holder
Holders may require us to repurchase all or a portion of their notes on March 15, 2009, 2014 and 2019 for a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest and liquidated damages, if any, up to but not including the date of repurchase, payable in cash. See "Description of the Notes—Repurchase of Notes at the Option of the Holder."
Change in Control
If a change in control, as that term is defined in "Description of the Notes—Right to Require Repurchase of Notes Upon a Change in Control," occurs, holders will have the right to require us to repurchase all or a portion of their notes for a period of time after the change in control. The repurchase price will be equal to 100% of the principal amount of the notes, plus accrued and unpaid interest and liquidated damages, if any, up to but not including the date of repurchase, payable in cash.
Sinking Fund	None.
Use of Proceeds	We will not receive any of the proceeds from the sale of notes or the common stock contemplated by this prospectus.

Book-Entry Form
The notes were issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Beneficial interests in any of the securities are shown on, and transfers thereof will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances. See "Description of the Notes—Book-Entry System."
PORTALSM Trading of Notes	The notes are eligible for trading in The PORTALSM Market of the NASDAQ Stock Market, Inc.
Risk Factors	See "Risk Factors" and the other information in, and incorporated by reference into, this prospectus for a discussion of factors you should carefully consider before deciding to invest in the notes.
Listing of Common Stock	Our common stock is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "VTS."

RISK FACTORS

        Investing in the notes involves a high degree of risk. You should carefully consider the following factors, in addition to the other information contained in, or incorporated by reference into, this prospectus, before making a decision to invest.

Risks Related to our Business

As a provider of geophysical technologies, our business is substantially dependent on the level of capital expenditures by oil and gas companies and is more specifically dependent on exploration expenditures.

        Capital expenditures by oil and gas companies are affected by several factors, including actual and forecasted petroleum commodity prices and each oil and gas company's own short term and strategic plans. These capital expenditures may also be affected by worldwide economic conditions. Should there be a sustained period of substantially reduced capital expenditures by oil and gas companies, the demand for geophysical services likely will drop, adversely effecting our results of operations and cash flow during the affected period. Recently, many of our customers have been using a substantial portion of their discretionary cash to pay down debt, buy back their stock, drill low-risk prospects and maximize production from existing fields rather than exploring for new prospects. While we believe this trend has ended, due to recent commodity price increases and current supply and demand forecasts, there can be no guarantee that oil and gas companies will engage in substantial or prolonged exploration programs involving seismic spending. While petroleum commodity prices are currently high from a historical perspective, history has shown these prices to be very volatile.

Weak demand or technological obsolescence could impair the value of our multi-client data library.

        We have invested significant amounts in acquiring and processing multi-client data and expect to continue to do so for the foreseeable future. There is no assurance that we will recover all the costs of such surveys. Technological, regulatory or other industry or general economic developments could render all or portions of our multi-client data library obsolete or reduce its value. For example, in fiscal 2003 and fiscal 2002 we incurred $4.9 million and $55.3 million, respectively, in impairment charges related to slow moving surveys in our multi-client library. These surveys were found to be impaired for various reasons, including slow acreage turnover in the case of U.S. land surveys, a border dispute in the case of a Shetland-Faroes survey and excessive acquisition cost in the case of a Gulf of Mexico survey. Additionally, our individual surveys have a book life of five years, so particular surveys may undergo significant minimum amortization in periods where sales of licenses are weak or non-existent.

The amounts we amortize from our data library each period may fluctuate significantly, and these fluctuations can have a significant effect on our reported results of operations.

        How we account for our multi-client data library has a significant effect on our reported results of operations. We amortize the cost of our multi-client library based primarily upon our estimates of future sales of licenses to data, known as the sales forecast method. Although we also employ a minimum amortization for each survey in our data library based on straight-line amortization over five years, this amortization is secondary to that derived from the sales forecast method. The estimates used in the sales forecast method are inherently imprecise and may vary from period to period depending upon market developments and our expectations. We update our estimates on a quarterly basis and change our amortization rates accordingly. Substantial changes in amortization rates can have a significant effect on our reported results of operations.

We are dependent on achieving and maintaining technological advances, which creates risks regarding technological obsolescence, requirements for substantial future capital expenditures, the unavailability of necessary technology and the failure of new technologies.

        The development of geophysical data acquisition and processing equipment has been characterized by rapid technological advancements in recent years. We expect this trend to continue. We will be required to invest substantial capital in the future to maintain our technology. Furthermore, manufacturers of geophysical equipment may develop new systems that render our equipment, even if recently acquired, obsolete or less desirable, requiring significant additional capital expenditures. Because some of our competitors are themselves leading designers and manufacturers of seismic equipment, we may not have access to their technology. Even if critical new and advanced equipment is available to us, we may not have funds available or be able to obtain necessary financing on acceptable terms to acquire it. Further, any investment we may make in a perceived technological advance may not be effective, economically successful or otherwise accepted in the market.

We face intense competition in our industry, which could adversely affect our results.

        Competition among geophysical service providers historically has been, and we expect will continue to be, intense. Competitive factors in recent years have included price, crew experience, equipment availability, technological expertise and reputation for quality, safety and dependability. Some of our competitors operate substantially more data acquisition crews and have significantly greater financial and other resources than we do. These larger and better-financed operators could enjoy an advantage over us in a competitive environment for contract awards and data sales and in the development of new technologies. Other competitors operate with extremely low overhead and compete vigorously on price in certain markets where that is the determining factor in awarding work. These low-cost competitors can have a competitive advantage over us in these markets.

High fixed costs could result in operating losses.

        Our business has high fixed costs. As a result, downtime or low productivity due to reduced demand, weather interruptions, equipment failures or other causes can result in significant operating losses. Low utilization rates may hamper our ability to recover the cost of necessary capital investments.

Our revenues are subject to fluctuations that are beyond our control, which could adversely affect our results of operations in any financial period.

        Our operating results vary in material respects from quarter to quarter and will most likely continue to do so in the future. Factors that cause variations include the timing of the receipt and commencement of contracts for data acquisition, customers' budgetary cycles, the timing of offshore lease sales and the effect of such timing on the demand for geophysical activities, seasonal factors and the timing of sales of geophysical data from our multi-client data library, which may be significant to us and which are not typically made in a linear or consistent pattern. Combined with our high fixed costs, these revenue fluctuations could produce unexpected adverse results of operations in any fiscal period.

We may be unable to attract and retain key employees, which could adversely affect our business.

        Our success depends upon attracting and retaining highly skilled professionals and other technical personnel. A number of our employees are highly skilled scientists and highly trained technicians, and our failure to continue to attract and retain such individuals could adversely affect our ability to compete in the geophysical services industry. We may confront significant and potentially adverse competition for key personnel, particularly during periods of increased demand for geophysical services. In addition, our success will depend to a significant extent upon the abilities and efforts of members of our senior management, the loss of whom could adversely affect our business.

We are still in the process of improving our internal controls and procedures, which we determined were materially weak.

        As disclosed in the explanatory note on page 1 and Item 9A. "Controls and Procedures," in our Annual Report on Form 10-K for the year ended July 31, 2004 and in Item 4 in each of our fiscal 2005 quarterly filings on Form 10-Q, we have identified material weaknesses in our internal controls that have allowed accounting errors to occur and remain undetected for lengthy periods of time. In response to these deficiencies in our internal controls, we have begun the process of improving our internal control structure and internal control procedures across our company. Full implementation of these improvements will be accomplished over a period of time, but until these efforts are successfully completed, we could experience future accounting and financial reporting problems. Accounting and financial reporting problems could result in, among other things, securities litigation claims, investigations by the SEC and possible fines and penalties, and a loss of investor confidence which could adversely affect the trading prices of our debt and equity securities and adversely affect our ability to access financing sources.

We face risks associated with our foreign revenue generating activities.

        Substantial portions of our revenues are derived from foreign activities. During the fiscal year ended July 31, 2004, approximately 57% of our revenue, or $319.3 million, was attributable to activities outside the United States. During the fiscal year ended July 31, 2004, we recognized revenue from the following foreign countries that represented 1% or more of our consolidated revenue on a gross basis for the fiscal year:

Country of Origin	Revenue
(in millions)
Argentina	$21.5
Australia	25.6
Brazil	32.4
Canada	88.3
India	17.1
Italy	6.4
Malaysia	7.7
Netherlands	10.6
Nigeria	7.5
Norway	10.5
Oman	19.0
United Kingdom	43.3

        Foreign revenues are subject to certain risks, including those related to rates of currency exchange, border disputes, war, terrorism, civil disturbances, embargo, and government activities such as radical changes in tax regulations or investment laws. We are exposed to these risks in all of our foreign operations to some degree, and our exposure could be material to our financial condition and results of operations where the political and legal environment is less stable and we generate significant revenue or have large local investments, such as in Argentina, Brazil and Oman.

        Revenue generating activities in certain foreign countries may require prior United States government approval in the form of an export license and otherwise be subject to tariffs and import/export restrictions. These laws change over time and may result in limitations on our ability to compete globally. In addition, non-U.S. persons employed by our separately incorporated foreign subsidiaries conduct business in foreign jurisdictions that are subject to U.S. trade embargoes, have been identified by the U.S. government as state sponsors of terrorism or are subject to sanctions by the U.S. Office of Foreign Assets Control. For example, during fiscal 2004 we generated $1.5 million of revenue from

Libyan customers, $428,000 of revenue from Iranian customers and $9,000 of revenue from a Syrian customer. We have typically generated revenue in these countries through the performance of data processing, reservoir consulting services and the sale of software licenses and software maintenance. The governments of Libya, Iran and Syria have been identified by the U.S. government as state sponsors of terrorism and are subject to sanctions by the U.S. Office of Foreign Assets Control and either directly or indirectly control the activities of our customers within their borders. Our relations with customers in these countries are current and on going. We have procedures in place to conduct these operations in compliance with applicable U.S. laws. However, failure to comply with U.S. laws on foreign operations could result in material fines and penalties, damage to our reputation, and a reduction in the value of our shares of common stock. In addition, our activities in these countries could reduce demand for our stock among certain investors.

        Finally, some of our operational activities result in accounts receivable or accounts payable that are denominated in foreign currencies and, therefore, subject to fluctuations in foreign currency exchange rates. There can be no assurance that we will not experience difficulties in connection with future foreign revenue generation and, in particular, adverse effects from foreign currency fluctuations.

We operate under hazardous conditions that subject us to risk of damage to property or personal injuries and may interrupt our business.

        Our seismic data acquisition activities involve operating under extreme weather and other hazardous conditions. These operations are subject to risks of loss to property and injury to personnel from fires, accidental explosions, ice floes, and high seas. These types of events could result in an interruption of our business or significant liability. We may not obtain insurance against all risks or for certain equipment located from time to time in certain areas of the world.

Our business is subject to governmental regulation, which may adversely affect our future operations or the accounting thereof.

        Our operations are subject to a variety of federal, provincial, state, foreign and local laws and regulations, including environmental laws. We invest financial and managerial resources to comply with these laws and related permit requirements. Failure to timely obtain the required permits may result in crew downtime and operating losses. Because laws and regulations change frequently, we cannot predict the impact of government regulations on our future operations. The adoption of laws and regulations that have the effect of curtailing exploration by oil and gas companies could also adversely affect our operations by reducing the demand for our geophysical services.

        We follow the generally accepted accounting principles of the United States (GAAP) as promulgated and/or enforced by the Financial Accounting Standards Board, the SEC and other organizations. GAAP is subject to change, with such changes occurring at a rapid rate in recent years. Changes in GAAP can affect the reporting of our future results. For example, we do not currently expense stock options granted to our employees and directors. Recent changes in GAAP require us to begin expensing stock options beginning in fiscal 2006. This will most likely reduce our reported earnings in fiscal 2006 and beyond.

Our credit agreement limits our ability to take certain actions. Our failure to comply with the covenants and restrictions in our credit agreement could have an adverse effect on our liquidity and our business.

        Our Credit Agreement dated as of February 14, 2003 with Deutsche Bank AG, New York Branch, as Administrative Agent, Deutsche Bank AG, Canadian Branch, as Canadian Administrative Agent, and certain other lending institutions (the "Credit Agreement") contains a number of covenants that significantly restrict our ability to issue additional debt and our ability to pay cash dividends. We are also required to comply with specific financial ratios and tests. We may not be able to comply in the future with these covenants or restrictions as a result of events beyond our control, such as prevailing economic, financial and industry conditions. If we default in complying with the covenants and restrictions in our Credit Agreement, our lenders could declare all the principal and interest amounts outstanding thereunder due and payable and terminate their commitments to extend credit to us in the future. In addition, our Credit Agreement is secured by substantially all of our and our subsidiaries' assets which our lenders could foreclose upon if we go into default under our Credit Agreement. If we are unable to secure credit in the future, our business could be harmed.

Risks Related to an Investment in the Notes and Our Common Stock

Our obligations under the notes are unsecured and are effectively subordinated to all of our future secured debt.

        Our obligations under the notes are unsecured. Our obligations under our Credit Agreement are secured by substantially all of our assets, and the indenture for the notes does not limit our ability to incur additional secured debt. Any secured indebtedness we incur in the future will rank senior in right of payment to the notes to the extent of the value of the assets securing such secured indebtedness. As of April 30, 2005, we had no senior secured indebtedness outstanding and $55.0 million of total availability under our Credit Agreement (which would have been reduced by $3.1 million due to then outstanding letters of credit).

The notes are junior to the indebtedness of our subsidiaries.

        The notes were issued by Veritas DGC and are structurally subordinated to the existing and future claims of our subsidiaries'creditors. Holders of the notes are not creditors of our subsidiaries. Any claims of holders of the notes to the assets of our subsidiaries derive from our own equity interests in those subsidiaries. Claims of our subsidiaries' creditors will generally have priority as to the assets of our subsidiaries over our own equity interest claims and will therefore have priority over the holders of the notes. Our subsidiaries' creditors may include:

  •
  general creditors;

  •
  trade creditors;

  •
  secured creditors;

  •
  our bank lenders, to the extent our subsidiaries have guaranteed our obligations under our Credit Agreement; and

  •
  taxing authorities.

        As of April 30, 2005, our subsidiaries had approximately $99.7 million of trade payables and accrued liabilities (excluding guarantees of our indebtedness and intercompany indebtedness).

We are a holding company and, except for cash on hand, are dependent on earnings of and cash flow from our subsidiaries, which could be subject to restrictions impeding their ability to transfer to us those funds necessary for us to pay principal and interest on the notes and other indebtedness.

        We are a holding company, and our assets primarily consist of the stock of our subsidiaries. The notes offered by this prospectus are direct unsecured obligations of Veritas DGC, which derives all of its revenues from the operations of its subsidiaries. As a result, except to the extent of cash on hand, we are dependent on the earnings and cash flow of, and dividends and distributions or advances from, our subsidiaries to provide the funds necessary to meet our debt service obligations, including the principal of and interest on the notes and other indebtedness. The payment of dividends to us from our subsidiaries and the payment of interest on or the repayment of any principal of any loans or advances we make to any of our subsidiaries may be subject to contractual or statutory restrictions and are contingent upon the earnings of our subsidiaries. Our subsidiaries have not guaranteed the notes and are not obligated to make funds available for payment on the notes.

There are no restrictive covenants in the indenture governing the notes relating to our ability to incur future indebtedness.

        The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payment of dividends, the incurrence of indebtedness, transactions with affiliates, incurrence of liens, or the issuance or repurchase of securities by us or any of our subsidiaries. We therefore may incur additional debt, including secured indebtedness or indebtedness at the subsidiary level to which the notes would be structurally subordinated. A higher level of indebtedness increases the risk that we may default on our indebtedness. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our indebtedness or that future working capital, borrowings or equity financing will be available to pay or refinance such indebtedness.

Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline between the day that you exercise your conversion right and the day the value of your shares is determined.

        The conversion value that you will receive upon conversion of your notes is in part determined by the average of the closing prices per share of our common stock on the New York Stock Exchange for the ten consecutive trading days beginning on the second trading day immediately following the day the notes are tendered for conversion. Accordingly, if the price of our common stock decreases after you tender your notes for conversion, the conversion value you receive may be adversely affected.

We may be unable to repurchase your notes as required under the indenture upon a change in control or on the specified dates at the option of the holder or pay you cash upon conversion of your notes.

        Upon a change in control, as defined in the indenture governing the notes, and on March 15, 2009, 2014 and 2019, you will have the right to require us to repurchase your notes for cash. In addition, upon conversion of the notes, you will have the right to receive a cash payment. If we do not have sufficient funds to pay the repurchase price for all of the notes you tender upon a change in control, the cash due upon repurchases of the notes on March 15, 2009, 2014 or 2019 or the cash due upon conversion, an event of default under the indenture governing the notes would occur as a result of such failure. In addition, cash payments in respect of notes that you tender for repurchase or that you convert are subject to limits and might be prohibited, or create an event of default, under our Credit Agreement as well as other agreements relating to borrowings that we may enter into from time to time. Our failure to make cash payments in respect of the notes could result in an event of default under our Credit Agreement. Borrowings under our Credit Agreement are, and other borrowings may be, secured indebtedness. Therefore, our inability to pay for your notes that are tendered for repurchase or conversion could result in your receiving substantially less than the principal amount of the notes. See "Description of the Notes—Repurchase of Notes at the Option of the Holder" and "—Right to Require Repurchase of Notes Upon a Change in Control."

Our reported earnings per share may be more volatile because of the conversion contingency provision of the notes.

        Holders of the notes are entitled to convert the notes into cash and shares of our common stock, among other circumstances, if the common stock price for the periods described in this prospectus is more than 120% of the conversion price. Unless and until this contingency or another conversion contingency is met, the shares of our common stock underlying the notes are not included in the calculation of our basic or fully diluted earnings per share. Should certain of these contingencies be met, fully diluted earnings per share would, depending on the relationship between the interest on the notes and the earnings per share of our common stock, be expected to decrease as a result of the inclusion of the underlying shares in the fully diluted earnings per share calculation. Volatility in our stock price could cause this contingency to be met in one quarter and not in a subsequent quarter, increasing the volatility of fully diluted earnings per share.

We expect that the trading value of the notes will be significantly affected by the price of our common stock and other factors.

        The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities. In addition, the notes have a number of features, including conditions to conversion, which, if not met, could result in a holder receiving less than the value of our common stock into which a note would otherwise be convertible. These features could adversely affect the value and the trading prices of the notes.

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

        The conversion price of the notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. Please read "Description of the Notes—Conversion Rights—Conversion Price Adjustments." If the conversion price is adjusted as a result of a distribution that is taxable to our common stockholders, such as a cash dividend, you would be required to include an amount in income for federal income tax purposes, notwithstanding the fact that you do not receive such distribution. In addition, Non-U.S. Holders (as defined in "United States Federal Income Tax Considerations") of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements. Please read "United States Federal Income Tax Considerations."

There is no prior public market for the notes, so if an active trading market does not develop for the notes you may not be able to resell them.

        Prior to the initial offering of the notes, there was no public market for the notes and we cannot assure you that an active trading market will ever develop for the notes. The lack of a trading market could adversely affect your ability to sell the notes and the price at which you may be able to sell the notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. We do not intend to apply for listing of the notes on any securities exchange or the NASDAQ Stock Market.

The trading price of our common stock is subject to significant fluctuations.

        The trading price of our common stock fluctuates. Factors such as fluctuations in our financial performance, and that of our competitors, as well as general market conditions could have a significant impact on the future trading prices of our common stock. The trading prices also may be affected by weakness in oil prices, changes in interest rates and other factors beyond our control. These factors have had an adverse effect on the trading price of our common stock in the past and may do so again in the future.

We have the ability to issue additional equity securities, which would lead to dilution of our issued and outstanding common stock.

        The issuance of additional equity securities or securities convertible into equity securities would result in dilution of then existing stockholders' equity interests in us. Our board of directors has the authority to issue, without vote or action of stockholders, up to 1,000,000 shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. Our board of directors has no present intention of issuing any such preferred stock, but reserves the right to do so in the future. In addition, we are authorized to issue, without stockholder approval, up to 78,500,000 shares of common stock, of which approximately 34,415,296 shares (including 155,370 Veritas Energy Services exchangeable shares and Veritas Energy Services class A exchangeable shares which are convertible on a one-for-one basis into shares of Veritas DGC common stock and, when coupled with the voting rights afforded by the special voting shares, have rights virtually identical to Veritas DGC common stock) were effectively outstanding as of July 31, 2005.

We have the ability to issue preferred stock without stockholder approval.

        Our common stock is subordinate to any classes of preferred stock issued in the future in the payment of dividends and other distributions made with respect to the common stock, including distributions upon liquidation or dissolution. Our board of directors is authorized to issue up to 1,000,000 shares of preferred stock without first obtaining stockholder approval, except in limited circumstances. We have previously designated for use in connection with our rights plan a series of 400,000 shares of preferred stock. See "Description of Capital Stock." If we designate or issue other series of preferred stock, it will create additional securities that will have dividend or liquidation preferences senior to the common stock. If we issue convertible preferred stock, a subsequent conversion may dilute the current common stockholders' interest.

Certain provisions of our charter, Delaware law and our stockholder rights plan may make it difficult for a third party to acquire us, even in situations that may be viewed as desirable by our stockholders.

        The General Corporation Law of the State of Delaware contains provisions that may delay or prevent an attempt by a third party to acquire control of our company. Our certificate of incorporation and bylaws contain provisions that authorize the issuance of preferred stock, and establish advance notice requirements for director nominations and actions to be taken at stockholder meetings. These provisions could also discourage or impede a tender offer, proxy contest or other similar transaction involving control of us, even if viewed favorably by stockholders. In addition, we have adopted a stockholder rights plan that would likely discourage a hostile attempt to acquire control of us.

USE OF PROCEEDS

        We will not receive any of the proceeds from the resale of the notes or the common stock contemplated by this prospectus. See "Selling Securityholders" for a list of those entities receiving proceeds from the sale of the notes or the common stock.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. The pro forma ratio of earnings to fixed charges for the year ended July 31, 2004 gives effect to the issuance and sale of the notes offered hereby and the application of the net proceeds therefrom as if they had occurred on August 1, 2003. For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes plus interest expense, and fixed charges consist of interest expense, amortization of debt issuance costs and capitalized interest and portions of operating lease rent expenses deemed to be representative of interest.

	Fiscal Year Ended July 31,						Nine Months Ended April 30,
	Restated(1)					Pro-Forma	Restated(1)
	2000	2001	2002	2003	2004	2004	2004	2005
Ratio of earnings to fixed charges	1.34	1.93	(2)	(2)	1.23	1.83	1.14	3.52

(1)
The historical information in this document has been restated. The effect of this restatement on prior periods is given in more detail in Notes 16 and 18 of Notes to Consolidated Financial Statements included in our Form 10-K for the period ended July 31, 2004 incorporated by reference herein.

(2)
Our consolidated ratio of earnings to fixed charges was less than 1.0 for the periods indicated. To achieve a consolidated ratio of earnings to fixed charges of 1.0, we would have had to generate additional earnings of $19,000,000 and $29,751,000 for the fiscal years ended July 31, 2002 and 2003, respectively.

PRICE RANGE OF COMMON STOCK

        Our common stock is traded on the New York Stock Exchange and on the Toronto Stock Exchange under the symbol "VTS." The following table sets forth, for the periods indicated, the range of high and low closing prices for our common stock on the New York Stock Exchange.

	High	Low
Fiscal Year Ended July 31, 2004
First Quarter	$9.41	$7.58
Second Quarter	$8.58	$13.42
Third Quarter	$23.30	$12.05
Fourth Quarter	$25.01	$17.62
Fiscal Year Ended July 31, 2005
First Quarter	$24.68	$19.88
Second Quarter	$24.99	$19.89
Third Quarter	$31.51	$25.25
Fourth Quarter	$30.80	$24.44
Fiscal Year Ending July 31, 2006
First Quarter (through August 30, 2005)	$32.45	$30.21

DIVIDEND POLICY

        We have not paid any cash dividends on our common stock and have no plans to pay any dividends. The payment of any future dividends on our common stock would depend upon our financial condition and upon a determination by our board of directors that the payment of dividends would be desirable. Our Credit Agreement currently prohibits the payment of cash dividends.

DESCRIPTION OF THE NOTES

        We issued the notes under an indenture, dated as of March 3, 2004, between us and U.S. Bank National Association, as trustee. The following description is only a summary of the material provisions of the notes, the related indenture and the registration rights agreement. We urge you to read the indenture, the notes and the registration rights agreement in their entirety because they, and not this description, define your rights as holders of the notes. You may request copies of these documents at our address shown under the caption "Incorporation of Certain Documents By Reference." The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, references to the "we," "us," "our" and "Veritas" include only Veritas DGC Inc. and not its subsidiaries.

General

        The notes are limited to $155,000,000 aggregate principal amount. The notes are our senior unsecured obligations and will mature on March 15, 2024, unless earlier redeemed at our option as described under "Optional Redemption of the Notes," repurchased by us at a holder's option on certain dates as described under "Repurchase of Notes at the Option of the Holder," or upon a change in control of Veritas as described under "Right to Require Repurchase of Notes Upon a Change in Control" or converted at a holder's option as described under "Conversion Rights."

        The indenture does not contain any restriction on the payment of dividends, the incurrence of indebtedness or liens or the repurchase of our securities, and does not contain any financial covenants. Other than as described under "Right to Require Repurchase of Notes Upon a Change in Control," the indenture contains no covenants or other provisions that afford protection to holders of notes in the event of a highly leveraged transaction.

Interest

        The notes bear interest at a per annum rate equal to 3-month LIBOR, adjusted quarterly, minus a spread of 0.75%, as described below. Notwithstanding any quarterly adjustments of the interest rate, the interest rate borne by the notes will never be less than zero.

        Interest is payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing on June 15, 2004. Interest on the notes accrues from March 3, 2004 or, if interest has already been paid, from the date on which it was most recently paid. We will make each interest payment to persons who are holders of record of the notes at the close of business on the immediately preceding March 1, June 1, September 1 and December 1, whether or not this day is a business day. Interest (including liquidated damages, if any) payable upon redemption or repurchase will be paid to the person to whom principal is payable unless the redemption or repurchase date is between the close of business on any record date for the payment of interest and the opening of business on the related interest payment date. Interest on the notes is computed on the basis of a 360-day year comprised of twelve 30-day months. We will pay the principal and interest (including liquidated damages, if any) on the notes at the office or agency maintained by us in the Borough of Manhattan in New York City. We reserve the right to pay interest to holders of any notes in certificated form by check mailed to the holders at their registered addresses. However, a holder of such notes with an aggregate principal amount in excess of $1,000,000 may request payment by wire transfer in immediately available funds to an account in North America.

        The interest rate will be determined by the trustee acting as calculation agent. The interest rate for each quarterly period (other than the period before the first interest payment date) will be reset on the first day of such quarterly period (which we refer to as the interest adjustment date), which will be the interest payment date for the immediately preceding quarterly period. The adjusted interest rate will be based upon 3-month LIBOR, determined on the second preceding London banking day prior to the applicable interest adjustment date (which we refer to as the interest determination date) as described below. Interest on the notes accrued from the date of original issuance to June 15, 2004 at a rate of 0.37% per annum.

        The term "3-month LIBOR" means, with respect to any interest determination date:

          (a)   the rate for 3-month deposits in United States dollars commencing on the second London banking day succeeding the interest determination date, that appears on the Moneyline Telerate Page 3750 (as described below) as of 11:00 a.m., London time, on the interest determination date; or

          (b)   if no rate appears on the particular interest determination date on the Moneyline Telerate Page 3750, the rate calculated by the calculation agent as the arithmetic mean of at least two offered quotations obtained by the calculation agent after requesting the principal London offices of each of four major reference banks in the London interbank market to provide the calculation agent with its offered quotation for deposits in United States dollars for the period of three months, commencing on the second London banking day succeeding the interest determination date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

          (c)   if fewer than two offered quotations referred to in clause (b) are provided as requested, the rate calculated by the calculation agent as the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York time, on the particular interest determination date by three major banks in the City of New York selected by the calculation agent for loans in United States dollars to leading European banks for a period of three months commencing on the second London banking day succeeding the interest determination date, and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

          (d)   if the banks so selected by the calculation agent are not quoting as mentioned in clause (c), 3-month LIBOR in effect immediately prior to the particular interest determination date (or 0.37% per annum in the case of the interest adjustment date on June 15, 2004).

        "Moneyline Telerate Page 3750" means the display on Moneyline Telerate (or any successor service) on such page (or any other page as may replace such page on such service) or such other service or services as may be nominated by the British Bankers' Association as the information vendor for the purpose of displaying the London interbank rates of major banks for United States dollars.

        "London banking day" means a day on which commercial banks are open for business, including dealings in United States dollars, in London, England.

        The term "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Conversion Rights

        Subject to the restrictions described in this "Description of the Notes," a holder may convert any outstanding notes into cash and shares of our common stock at an initial "Conversion Price" per share of $24.03 in accordance with the conversion mechanism set forth below. This represents an initial "Conversion Rate" of approximately 41.6146 shares of our common stock per $1,000 principal amount of the notes. The Conversion Price and resulting Conversion Rate are, however, subject to adjustment as described below under "—Conversion Price Adjustments." A holder may convert notes only in denominations of $1,000 and integral multiples of $1,000.

General

        Holders may surrender notes for conversion into cash and shares of our common stock prior to the maturity date in the following circumstances:

  •
  during any fiscal quarter commencing after the date of original issuance of the notes, if the common stock price (as defined below) for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the fiscal quarter preceding the quarter in which the conversion occurs is more than 120% of the Conversion Price on that 30th trading day;

  •
  if we have called the particular notes for redemption and the redemption has not yet occurred;

  •
  during the five trading day period immediately after any five consecutive trading day period in which the trading price of $1,000 principal amount of the notes for each day of such five consecutive trading day period was less than 95% of the product of the common stock price on such day multiplied by the Conversion Rate on such day; or

  •
  upon the occurrence of specified corporate transactions.

        Subject to certain exceptions described below under "Conversion Upon Satisfaction of Trading Price Condition" and "Conversion Upon Specified Corporate Transactions," once notes are tendered for conversion, holders tendering the notes will be entitled to receive, per $1,000 principal amount of notes, cash and shares of our common stock, the aggregate value of which (the "Conversion Value") will be equal to the product of:

          (1)   the Conversion Rate then in effect; and

          (2)   the average of the common stock prices for the ten consecutive trading days (appropriately adjusted to take into account the occurrence during such period of stock splits, stock dividends and similar events) beginning on the second trading day immediately following the day the notes are tendered for conversion (the "Ten Day Average Closing Stock Price").

        Subject to certain exceptions described below and under "Conversion Upon Satisfaction of Trading Price Condition" and "Conversion Upon Specified Corporate Transactions," we will deliver the Conversion Value of the notes surrendered for conversion to converting holders as follows:

          (1)   an amount in cash (the "Principal Return") equal to the lesser of (a) the aggregate Conversion Value of the notes to be converted and (b) the aggregate principal amount of the notes to be converted;

          (2)   if the aggregate Conversion Value of the notes to be converted is greater than the Principal Return, an amount in whole shares (the "Net Shares"), determined as set forth below, equal to such aggregate Conversion Value less the Principal Return (the "Net Share Amount"); and

          (3)   an amount in cash in lieu of any fractional shares of common stock.

        The number of Net Shares to be paid will be determined by dividing the Net Share Amount by the Ten Day Average Closing Stock Price. The cash payment for fractional shares also will be based on the Ten Day Average Closing Stock Price.

        The Conversion Value, Principal Return, Net Share Amount and the number of Net Shares will be determined by us at the end of the ten consecutive trading day period beginning on the second trading day immediately following the day the notes are tendered for conversion (the "Determination Date").

        We will pay the Principal Return and cash in lieu of fractional shares and deliver the Net Shares, if any, as promptly as practicable after the Determination Date, but in no event later than four business days thereafter.

        Delivery of the Principal Return, Net Shares and cash in lieu of fractional shares will be deemed to satisfy our obligation to pay the principal amount of the notes and accrued interest and any liquidated damages payable on the notes, except as described below. Accrued interest and any liquidated damages will be deemed paid in full rather than canceled, extinguished or forfeited.

        Except as described in this paragraph, no holder of notes will be entitled, upon conversion of the notes, to any actual payment or adjustment on account of accrued but unpaid interest (including liquidated damages, if any) on a converted note, or on account of dividends or distributions on shares of our common stock issued in connection with the conversion. If notes are converted after a regular record date and prior to the opening of business on the next interest payment date, including the date of maturity, holders of such notes at the close of business on the regular record date will receive the interest (and liquidated damages, if any) payable on such notes on the corresponding interest payment date notwithstanding the conversion. In such event, when the holder surrenders the note for conversion, the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date (including liquidated damages, if any) on the principal amount to be converted. The foregoing sentence shall not apply to notes called for redemption on a redemption date within the period between the close of business on the record date and the opening of business on the interest payment date, or to notes surrendered for conversion on the interest payment date.

        If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice in accordance with the provisions of the indenture, together, if the notes are in certificated form, with the certificated security, to the trustee who will, on your behalf, convert the notes into cash and shares of our common stock. You may obtain copies of the required form of the conversion notice from the trustee. If a holder of a note has delivered notice of its election to have such note repurchased at the option of such holder on March 15, 2009, 2014 and 2019 or as a result of a change in control, such note may be converted only if the notice of election is withdrawn as described under "Repurchase of the Notes at the Option of the Holder" or "Right to Require Repurchase of Notes Upon a Change of Control."

        The "common stock price" on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date for our common stock as reported in composite transactions on the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by The NASDAQ System.

        A "trading day" means any regular or abbreviated trading day of The New York Stock Exchange.

        The "trading price" of the notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by the trustee for $5,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, which may include the initial purchaser; provided that if at least three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, this one bid shall be used. If the trustee cannot reasonably obtain at least one such bid or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will be determined in good faith by the trustee, taking into account in such determination such factors as it, in its sole discretion after consultation with us, deems appropriate. The trustee shall not be required to determine the trading price of the notes unless requested in writing by us.

  Conversion Upon Satisfaction of Common Stock Price Condition

        A holder may surrender any of its notes for conversion during any fiscal quarter commencing after the issuance of the notes, if the common stock price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the fiscal quarter preceding the quarter in which the conversion occurs is more than 120% of the Conversion Price on that 30th trading day.

  Conversion Upon Notice of Redemption

        A holder may surrender for conversion any note called for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if the notes are not otherwise convertible at such time.

  Conversion Upon Satisfaction of Trading Price Condition

        A holder may surrender any of its notes for conversion during the five trading day period immediately after any five consecutive trading day period in which the trading price of $1,000 principal amount of the notes (as determined following a request by a holder of the notes in accordance with the procedures described below) for each day of such five consecutive trading day period was less than 95% of the product of the common stock price on such day multiplied by the number of shares issuable upon conversion of $1,000 principal amount of the notes (the "trading price condition"); provided that, if on the date of any conversion pursuant to the trading price condition, the common stock price on such date is greater than the Conversion Price on such date but less than 120% of the Conversion Price on such date, then the Conversion Value the holder will be entitled to receive will be equal to the principal amount of the notes surrendered plus accrued but unpaid interest (including liquidated damages, if any) as of the conversion date.

        The trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination in writing, and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price of the notes on any date would be less than 95% of the product of the common stock price on such date and the Conversion Rate then in effect. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price of the notes is greater than or equal to 95% of the product of the common stock price and the Conversion Rate.

  Conversion Upon Specified Corporate Transactions

        If we elect to:

  •
  distribute to all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase, for a period expiring not more than 60 days after the date of distribution, shares of our common stock at less than the average common stock price for the ten trading days immediately preceding the date that such distribution was first publicly announced; or

  •
  distribute to all holders of our common stock cash, other assets, debt securities or certain rights or warrants to purchase our securities, which distribution has a per share value exceeding 10% of the common stock price on the trading day immediately preceding the date that such distribution was first publicly announced, we must notify the holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. This provision shall not apply if the holder of a note otherwise participates in the distribution on an as-converted basis solely into shares of our common stock at the then applicable Conversion Price without conversion of such holder's notes.

        In addition, if we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our properties and assets or other similar transaction, in each case pursuant to which the shares of our common stock would be converted into cash, securities or other property, a holder may surrender its notes for conversion at any time from and after the effective date of such transaction until and including the date that is 30 days after the effective date of such transaction. If the transaction also constitutes a change in control, such holder can instead require us to repurchase all or a portion of its notes as described under "Right to Require Repurchase of Notes Upon a Change in Control."

  Conversion Price Adjustments

        We will adjust the Conversion Price if (without duplication):

          (1)   We issue shares of our common stock to all holders of shares of our common stock as a dividend or distribution on our common stock.

          (2)   We subdivide or combine our outstanding common stock.

          (3)   We issue to all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase, for a period expiring not more than 60 days after the date of distribution, shares of our common stock at less than the average common stock price for the ten trading days immediately preceding the date that such distribution was first publicly announced.

          (4)   We distribute to all holders of our common stock evidences of our indebtedness, shares of our capital stock (other than shares of our common stock), other securities or other assets, or rights, warrants or options, excluding: (a) those rights, warrants or options referred to in clause (3) above; (b) any dividend or distribution paid in cash referred to in clause (5) below; and (c) those dividends and distributions referred to in clause (1) above.

          (5)   We declare a cash dividend or cash distribution to all or substantially all of the holders of our common stock. If we declare such a cash dividend or cash distribution, the Conversion Price shall be decreased to equal the price determined by multiplying the Conversion Price in effect immediately prior to the record date for such dividend or distribution by the following fraction:

  (Pre-Dividend Sale Price - Dividend Adjustment Amount)
  (Pre-Dividend Sale Price)

  provided that if the numerator of the foregoing fraction is less than $1.00 (including a negative amount), then in lieu of any adjustment under this clause (5), we shall make adequate provision so that each holder of notes shall have the right to receive upon conversion, in addition to the cash and shares of common stock issuable upon such conversion, the amount of cash such holder would have received had such holder converted its notes solely into shares of our common stock at the then applicable Conversion Price immediately prior to the record date for such cash dividend or cash distribution. "Pre-Dividend Sale Price" means the average common stock price for the three consecutive trading days ending on the trading day immediately preceding the record date for such dividend or distribution. "Dividend Adjustment Amount" means the full amount of the dividend or distribution to the extent payable in cash applicable to one share of our common stock.

          (6)   We or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock has a fair market value that exceeds the common stock price on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

          (7)   Someone other than Veritas or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if: (a) the tender offer or exchange offer is for an amount that increases the offeror's ownership of our common stock to more than 25% of the total shares of our outstanding common stock, and (b) the cash and value of any other consideration included in the payment per share of common stock has a fair market value that exceeds the common stock price on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer. However, the adjustment referred to in this clause will not be made if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our properties and assets.

        If the rights provided for in our stockholder rights agreement, dated as of May 15, 1997, have separated from our common stock in accordance with the provisions of our rights agreement so that the holders of the notes would not be entitled to receive any rights in respect of shares of our common stock issuable upon conversion of the notes, the Conversion Price will be adjusted as provided in clause (4) above, subject to readjustment in the event of expiration, termination or redemption of the rights. In lieu of any such adjustment, we may amend our rights agreement to provide that upon conversion of the notes, the holders will receive, in addition to the cash and shares of our common stock issuable upon such conversion, the rights that would have attached to such shares of our common stock issuable upon conversion of the notes solely into shares of our common stock at the then applicable Conversion Price, if the rights had not become separated from our common stock under our rights agreement. See "Description of Capital Stock—Rights Plan." Our existing stockholder rights plan expires on May 15, 2007. To the extent that we adopt any future rights plan, upon conversion of the notes, you will receive, in addition to the cash and the shares of our common stock issuable upon such conversion, the rights under the future rights plan in respect of the shares of our common stock issuable upon conversion of the notes solely into shares of our common stock at the then applicable Conversion Price, whether or not the rights have separated from our common stock at the time of conversion, and no adjustment to the Conversion Price will be made in connection with any distribution of rights thereunder.

        If we reclassify our common stock or we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our properties and assets or other similar transaction, in each case pursuant to which the shares of our common stock are converted into cash, securities, or other property, then at the effective time of the transaction, a holder's right to convert its notes into cash and shares of our common stock will be changed into a right to convert such notes into the kind and amount of cash, securities and other property that such holder would have received if such holder had converted such notes solely into shares of our common stock at the then applicable Conversion Price immediately prior to the effective date of such transaction.

        The Conversion Price will not be adjusted for the issuance of our common stock (or securities convertible into or exchangeable for our common stock), except as described above. For example, the Conversion Price will not be adjusted upon the issuance of shares of our common stock:

  •
  under any present or future employee benefit plan or program of ours; or

  •
  pursuant to the exercise of any option, warrant or right to purchase our common stock, the exchange of any exchangeable security for our common stock or the conversion of any convertible security into our common stock, in each case so long as such option, warrant, right to purchase, exchangeable security or convertible security is outstanding as of the date the notes are first issued.

        We will not issue fractional shares of common stock to a holder who converts a note. In lieu of issuing fractional shares, we will pay cash based on the Ten Day Average Closing Stock Price.

        If we make a distribution of property to our shareholders that would be taxable to them as a dividend for United States federal income tax purposes and the Conversion Price is decreased, this decrease will generally be deemed to be the receipt of taxable income by U.S. Holders (as defined in "United States Federal Income Tax Considerations") of the notes and would generally result in withholding taxes for Non-U.S. Holders (as defined in "United States Federal Income Tax Considerations"). See "United States Federal Income Tax Considerations—U.S. Holders—Constructive Dividends" and "United States Federal Income Tax Considerations—Non-U.S. Holders—Constructive Dividends."

        We may from time to time reduce the Conversion Price if our board of directors determines that this reduction would be in the best interests of Veritas. Any such determination by our board of directors will be conclusive. Any such reduction in the Conversion Price must remain in effect for at least 20 trading days or such longer period as may be required by law. In addition, we may from time to time reduce the Conversion Price if our board of directors deems it advisable to avoid or diminish any income tax to holders of our common stock resulting from any stock or rights distribution on our common stock.

Ranking

        The notes are our senior unsecured obligations and rank equally in right of payment with our future senior unsecured indebtedness and senior to any future subordinated indebtedness. The notes are effectively subordinated to our future secured indebtedness, including indebtedness under our Credit Agreement, to the extent of the value of the assets securing such secured indebtedness. As of April 30, 2005, we had no senior secured indebtedness outstanding, $55.0 million of total availability under our Credit Agreement (which would have been reduced by $3.1 million due to then outstanding letters of credit) and no senior unsecured indebtedness other than the notes. The notes are structurally subordinated to all liabilities of our subsidiaries which in certain instances includes guarantees of our debt. As of April 30, 2005, our subsidiaries had approximately $99.7 million of trade payables and accrued liabilities (excluding guarantees of our indebtedness and intercompany indebtedness). Our subsidiaries have also guaranteed the repayment of our borrowings under the Credit Agreement.

Optional Redemption of the Notes

        Beginning on March 20, 2009, we may redeem the notes, in whole at any time, or in part from time to time, for cash at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest (including liquidated damages, if any) up to but not including the date of redemption. We will give not less than 30 days' nor more than 60 days' notice of redemption by mail to holders of the notes.

        If we opt to redeem less than all of the notes at any time, the trustee will select or cause to be selected the notes to be redeemed by any method that it deems fair and appropriate. In the event of a partial redemption, the trustee may select for redemption portions of the principal amount of any note in principal amounts of $1,000 and integral multiples thereof.

        For a discussion of the tax treatment to a holder of the notes upon optional redemption by us, see "United States Federal Income Tax Considerations—U.S. Holders—Sale, Exchange, Redemption or Repurchase of the Notes" and "United States Federal Income Tax Considerations—Non-U.S. Holders—Sale, Exchange, Redemption or Repurchase of the Notes or Common Stock."

Repurchase of Notes at the Option of the Holder

        A holder has the right to require us to repurchase all or a portion of its notes on March 15, 2009, 2014 and 2019. We will repurchase the notes for an amount of cash equal to 100% of the principal amount of the notes on the date of repurchase, plus accrued and unpaid interest (including liquidated damages, if any) up to but not including the date of repurchase.

        We will be required to give notice on a date not less than 30 business days prior to each date of repurchase to the trustee and all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things, the procedures that holders must follow to require us to repurchase their notes.

        For a discussion of the tax treatment of a holder exercising the right to require us to repurchase notes, see "United States Federal Income Tax Considerations—U.S. Holders—Sale, Exchange, Redemption or Repurchase of the Notes" and "United States Federal Income Tax Considerations—Non-U.S. Holders—Sale, Exchange, Redemption or Repurchase of the Notes or Common Stock."

        The repurchase notice given by a holder electing to require us to repurchase its notes may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the date of repurchase.

        Payment of the repurchase price for the notes will be made promptly following the later of the date of repurchase and the time of delivery of the notes.

        If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the date of repurchase in accordance with the terms of the indenture, then, immediately after the date of repurchase, the note will cease to be outstanding, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

        Our ability to repurchase notes may be limited by the terms of our then existing indebtedness or financing agreements. If we are obligated to repurchase the notes, there can be no assurance that we will be able to obtain all required consents under our then existing indebtedness or have available funds sufficient to repay indebtedness and to pay the repurchase price for all the notes we may be required to repurchase. Our ability to pay cash to holders electing to require us to repurchase the notes also may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. We would need to seek third-party financing to the extent we do not have available funds to meet our repurchase obligations. However, there can be no assurance that we would be able to obtain any such financing. See "Risk Factors—Risks Relating to an Investment in the Notes and our Common Stock."

        No notes may be repurchased at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the repurchase price with respect to such notes.

Mandatory Redemption

        Except as described in this prospectus under "Right to Require Repurchase of Notes Upon a Change in Control" and " Repurchase of Notes at the Option of the Holder," we are not required to repurchase or redeem the notes. There are no sinking fund payments.

Right to Require Repurchase of Notes Upon a Change in Control

        If a change in control (as defined below) occurs, each holder of notes may require that we repurchase all or a portion of the holder's notes on the date fixed by us that is not less than 30 days nor more than 45 days after we give notice of the change in control. We will repurchase the notes for an amount of cash equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (including liquidated damages, if any) up to but not including the date of repurchase.

        "Change in control" means the occurrence of one or more of the following events:

  •
  any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of our properties and assets, to any person or group of related persons, as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended (a "Group");

  •
  the approval by the holders of our capital stock of any plan or proposal for our liquidation or dissolution, whether or not otherwise in compliance with the provisions of the indenture;

  •
  any person or Group, other than Veritas, any of our subsidiaries, or any employee benefit plan of Veritas or any of our subsidiaries, becomes the beneficial owner, directly or indirectly, of shares of our capital stock entitling such person or Group to exercise more than 50% of the aggregate ordinary voting power of all shares of our voting stock; or

  •
  the first day on which a majority of the members of our board of directors are not continuing directors.

        The definition of "change in control" includes a phrase relating to the sale, lease, exchange or other transfer of "all or substantially all" of our properties and assets. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a sale, lease, exchange or other transfer of less than all of our properties and assets to another person or Group may be uncertain.

        The terms "beneficial owner" and "beneficially own" will be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or any successor provision, except that (i) a person shall be deemed to have "beneficial ownership" of all shares of our common stock that the person has the right to acquire, whether exercisable immediately or only after the passage of time and (ii) any percentage of beneficial ownership shall be determined using the definition in clause (i) in both the numerator and the denominator.

        "Continuing directors" means, as of any date of determination, any member of our board of directors who:

  •
  was a member of such board of directors on the date of the original issuance of the notes; or

  •
  was nominated for election or elected to such board of directors with the approval of a majority of the continuing directors who were members of such board at the time of such nomination or election.

        On or before the 30th day after a change in control, we must mail to the trustee and all holders of the notes a notice of the occurrence of the change in control and of the repurchase right arising as a result thereof, stating the procedures that a holder of notes must follow in order to exercise the repurchase right.

        On the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the notes that is to be paid on the date of repurchase. Payment of the repurchase price for the notes will be made promptly following the later of the date of repurchase and the time of delivery of the notes.

        If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the date of repurchase in accordance with the terms of the indenture, then, immediately after the date of repurchase, the note will cease to be outstanding, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

        For a discussion of the tax treatment of a holder exercising the right to require us to repurchase notes, see "United States Federal Income Tax Considerations—U.S. Holders—Sale, Exchange, Redemption or Repurchase of the Notes" and "United States Federal Income Tax Considerations—Non-U.S. Holders—Sale, Exchange, Redemption or Repurchase of the Notes or Common Stock."

        The repurchase notice given by a holder electing to require that we repurchase the holder's notes may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal shall state:

  •
  the principal amount being withdrawn;

  •
  the principal amount, if any, not being withdrawn; and

  •
  if certificated notes have been issued, the certificate numbers of the notes being withdrawn.

        In connection with any change in control repurchase offer, we expect to comply with any tender offer rules under the Exchange Act that may then be applicable.

        Our ability to repurchase notes may be limited by the terms of our then existing indebtedness or financing agreements. We will use reasonable best efforts within 30 days following any change in control to:

  •
  obtain the consents under all indebtedness required to permit the repurchase of the notes pursuant to a change in control offer; or

  •
  repay in full all indebtedness and terminate all commitments under all indebtedness, the terms of which would prohibit the repurchase of the notes under a change in control offer.

        If we are obligated to make a change in control offer, there can be no assurance that we will be able to obtain all required consents under our then existing indebtedness or have available funds sufficient to repay indebtedness and to pay the change in control repurchase price for all the notes tendered under a change in control offer. Our ability to pay cash to holders of notes following the occurrence of a change in control also may be limited by our then-existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. We would need to seek third-party financing to the extent we do not have available funds to meet our repurchase obligations. However, there can be no assurance that we would be able to obtain any such financing. See "Risk Factors—Risks Relating to an Investment in the Notes and our Common Stock."

        The effect of these provisions granting the holders the right to require us to repurchase the notes upon the occurrence of a change in control may make it more difficult for any person or Group to acquire control of us or to effect a business combination with us.

        Our obligation to make a change in control offer will be satisfied if a third party makes the change in control offer in the manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a change in control offer made by us and purchases all notes properly tendered and not withdrawn under the change in control offer.

        No notes may be repurchased at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the repurchase price with respect to such notes.

Consolidation, Merger and Sale of Assets

        We may, without the consent of the holders of any of the notes, consolidate with or merge with or into any other person or sell, lease, exchange or otherwise transfer (in one transaction or a series of related transactions) all or substantially all our properties and assets to any other person, if:

  •
  we are the resulting or surviving corporation, or the successor, transferee or lessee, if other than us, is a corporation, limited partnership, limited liability company or other business entity organized and validly

  •
  existing under the laws of any U.S. jurisdiction and expressly assumes our obligations under the indenture and the notes by means of a supplemental indenture entered into with the trustee; and

  •
  immediately after giving effect to the transaction, no event of default and no event that, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing.

        Under any consolidation, merger or any sale, lease, exchange or other transfer of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, Veritas under the indenture. Thereafter, Veritas will be released from its obligations and covenants under the indenture and the notes, except in the case of a lease of all or substantially all of our properties and assets.

Modification and Waiver

        We and the trustee may enter into one or more supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note, no supplemental indenture may, among other things:

  •
  change the stated maturity of the principal of, or payment date of any installment of interest on, any note;

  •
  reduce the principal amount or redemption price of, or the rate of interest on, any note, whether upon acceleration, redemption or otherwise, or alter the manner of calculation of interest or the rate of accrual thereof on any note;

  •
  change the currency in which the principal of any note or interest is payable;

  •
  impair the right to institute suit for the enforcement of any payment of any amount with respect to any note when due;

  •
  adversely affect the rights provided in the indenture to convert any note;

  •
  modify the provisions of the indenture relating to our requirement to repurchase notes:

  •
  upon a change in control after the occurrence thereof; or

  •
  on March 15, 2009, 2014 and 2019;

  •
  reduce the percentage of principal amount of the outstanding notes necessary to modify or amend the indenture or to consent to any waiver provided for in the indenture;

  •
  waive a default in the payment of any amount or shares of common stock due in connection with any note; or

  •
  make changes to certain sections of the indenture relating to the waiver of past defaults, the holders' right to convert and amendments to the indenture that require consent of each holder.

        The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes:

  •
  waive compliance by us with restrictive provisions of the indenture other than as provided in the preceding paragraph; and

  •
  waive any past default under the indenture and its consequences, except a default in the payment of the principal of, or redemption or purchase price of, or any interest on, any note or in respect of a provision that under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

        Without the consent of any holders of notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

  •
  to cure any ambiguity, omission, defect or inconsistency in the indenture;

  •
  to evidence a successor to us and the assumption by the successor of our obligations under the indenture and the notes;

  •
  to make any change that does not adversely affect the rights of any holder of the notes in any material respect, provided that any change to the indenture to conform it to this prospectus shall be deemed not to adversely affect the rights of any holder of the notes;

  •
  to comply with the provisions of the Trust Indenture Act, or with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

  •
  to evidence and provide for the acceptance of appointment under the indenture by a successor trustee with respect to the notes; or

  •
  to make provisions with respect to the conversion right of the holders pursuant to the requirements of the indenture.

Events of Default

        Each of the following is an event of default under the indenture:

          (1)   failure to pay interest (including liquidated damages, if any) on any note when it becomes due and payable and continuation of such default for a period of 30 days, whether or not such failure shall be due to compliance with agreements with respect to any other indebtedness or any other cause;

          (2)   failure to pay the principal of any note, when it becomes due and payable, at the stated maturity, upon acceleration, upon redemption or otherwise (including the failure to make cash payments due upon conversion, or make a payment to repurchase notes tendered pursuant to a change in control offer or the failure to repurchase notes at your option on March 15, 2009, 2014 or 2019), whether or not such failure shall be due to compliance with agreements with respect to any other indebtedness or any other cause;

          (3)   failure to provide notice of the occurrence of a change of control on a timely basis;

          (4)   default in the observance or performance of any other covenant or agreement contained in the indenture that continues for a period of 30 days after we have received written notice specifying the default (and demanding that such default be remedied) from the trustee or the beneficial holders of at least 25% of the outstanding principal amount of the notes (except in the case of a default with respect to the "Consolidation, Merger and Sale of Assets" covenant, which will constitute an event of default with such notice requirement but without such passage of time requirement);

          (5)   default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of us or any of our subsidiaries, or the payment of which is guaranteed by us or any of our subsidiaries, whether such indebtedness now exists or is created after the date of issuance of the notes, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such indebtedness after any applicable grace period provided in such indebtedness on the date of such default (a "payment default") or (b) results in the acceleration of such indebtedness prior to its express maturity and, in either such case, the principal amount of such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates at least $10.0 million; provided, that if any such default is cured or waived or any such acceleration rescinded, or such indebtedness is repaid, within a period of 30 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such event of default and any consequential acceleration of the notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

          (6)   one or more judgments in an uninsured aggregate amount in excess of $10.0 million shall have been rendered against us or any of our subsidiaries and remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and nonappealable; and

          (7)   certain events of bankruptcy affecting us or any of our significant subsidiaries.

        If an event of default (other than an event of default specified in clause (7) above) shall occur and be continuing, the trustee may, and at the written request of the holders of at least 25% in principal amount of outstanding notes shall, declare the principal of and accrued interest on all the notes to be due and payable by written notice to us, and such notice shall specify the respective event of default and that it is a "notice of acceleration". Upon delivery of such notice, the principal of and accrued but unpaid interest (including liquidated damages, if any) on all the notes shall become immediately due and payable.

        If an event of default specified in clause (7) above occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued but unpaid interest (including liquidated damages, if any) on all of the outstanding notes shall become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder.

        At any time after a declaration of acceleration with respect to the notes, the holders of a majority in aggregate principal amount of the notes may rescind and cancel such declaration and its consequences:

  •
  if the rescission would not conflict with any judgment or decree;

  •
  if all existing events of default have been cured or waived except nonpayment of principal or interest that has become due solely because of such acceleration;

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  if interest on overdue installments of interest (to the extent the payment of such interest is lawful) and on overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

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  if we have paid the trustee its reasonable compensation and reimbursed the trustee for its expenses, disbursements and advances; and

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  in the event of the cure or waiver of an event of default of the type described in clause (4) of the description above of events of default, the trustee has received an officers' certificate and an opinion of counsel that such event of default has been cured or waived.

        No such rescission shall affect any subsequent default or impair any rights arising from a subsequent default.

        The holders of a majority in aggregate principal amount of the notes at the time outstanding may waive any existing event of default under the indenture, and its consequences, except an event of default in the payment of the principal of or interest on any notes, an event of default in respect of a provision that cannot be amended without the consent of each holder of notes affected, or an event of default which constitutes a failure to convert any note in accordance with the terms of the indenture.

        The holders of the notes may not enforce the indenture or the notes except as provided in the indenture and under the Trust Indenture Act. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

        We are required to provide an officers' certificate to the trustee promptly upon our obtaining knowledge of any default or event of default under the indenture, describing such default or event of default and what action we are taking or propose to take with respect thereto. In addition, we must provide to the trustee an annual certification as to the existence of defaults and events of default under the indenture.

Discharge of the Indenture

        We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or any repurchase date, or upon conversion or otherwise, cash or shares of our common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

Book-Entry System

        The notes are issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants. Any such interests may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the notes, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and are not entitled to any rights under the global securities or the indenture. We and the trustee, and any of our respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

        The notes, represented by one or more global securities, will be exchangeable for certificated securities in fully registered form with the same terms only if:

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  DTC is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days;

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  we decide to discontinue use of the system of book-entry transfer through DTC or any successor depositary; or

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  an event of default under the indenture has occurred and is continuing, and DTC notifies the trustee that it elects to cause the issuance of certificated notes.

        DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" for registered participants, and it facilitates the settlement of transactions among its participants in those securities through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including the initial purchaser, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Registration Rights

        We and the initial purchaser entered into a registration rights agreement dated March 3, 2004. Under this agreement, we will at our cost, use commercially reasonable efforts to keep a shelf registration statement effective after its effective date until the earlier of: (1) the sale pursuant to the shelf registration statement of all of the notes and any shares of our common stock issued upon conversion of the notes; (2) the expiration of the holding period applicable to the notes and the shares of our common stock issuable upon conversion of the notes held by non-affiliates of Veritas under Rule 144(k) under the Securities Act, or any successor provision; and (3) the date on which all of the notes and any shares of our common stock issued upon conversion of the notes (i) cease to be outstanding or (ii) have been resold pursuant to Rule 144 under the Securities Act.

        We have the right to suspend use of the shelf registration statement during specified periods of time for any bona fide reason, including pending corporate developments and public filings with the SEC and similar events for a period not to exceed 30 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period. If we fail to keep the shelf registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement, other than the periods during which we are permitted to suspend registration, then we will pay liquidated damages to all holders of notes and all holders of our common stock issued on conversion of notes equal to (i) in respect of each $1,000 principal amount of notes outstanding, at a rate per annum equal to 0.50% of such principal amount, and (ii) in respect of any outstanding shares of common stock issued upon conversion of notes, at a rate per annum equal to 0.50% of the principal amount of notes that would then be convertible into such number of shares. So long as such unavailability continues, we will pay liquidated damages in cash on March 15, June 15, September 15 and December 15 of each year to the person who is the holder of record of the notes or common stock issued in respect of the notes, as applicable, on the immediately preceding March 1, June 1, September 1 and December 1. When such registration default is cured, accrued and unpaid liquidated damages through the date of cure will be paid in cash on the subsequent interest payment date to the record holder. Holders of shares of our common stock issued in respect of the notes that have been transferred pursuant to the shelf registration statement or in accordance with Rule 144 or that are eligible for resale under Rule 144(k) will not be entitled to be included in the shelf registration statement covering resales and shall not be entitled to liquidated damages.

        A holder who elects to sell any notes or shares of common stock pursuant to the shelf registration statement:

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  will be required to be named as selling security holder;

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  will be required to deliver a prospectus to purchasers;

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  will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

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  will be bound by the applicable provisions of the registration rights agreement, including indemnification obligations.

        We refer to the notes and shares of common stock issuable on conversion of the notes as "registrable securities." Promptly upon request from any holder of registrable securities, we will provide a form of notice and questionnaire, which must be completed and delivered by that holder to us before any intended distribution of registrable securities under the shelf registration statement. If we receive from a holder of registrable securities a completed questionnaire, together with such other information as we may reasonably request, after the effectiveness of the shelf registration statement, we will prepare and file (a) a prospectus supplement as soon as practicable or (b) if required, a post-effective amendment to the shelf registration statement or an additional shelf registration statement within 20 days of the receipt of such questionnaire to permit the holder to deliver a prospectus to purchasers of registrable securities. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling security holder in the prospectus and therefore will not be permitted to sell any registrable securities under the shelf registration statement.

Concerning the Trustee

        U.S. Bank National Association, serves as trustee under the indenture.

        The indenture contains certain limitations on the rights of the trustee, should it become a creditor of Veritas, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) after a default has occurred and is continuing, it must eliminate such conflict within 90 days or apply to the Commission for permission to continue or resign.

        The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. If an event of default under the indenture occurs (which is not cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security or indemnity satisfactory to it against any loss, liability or expense.

        The indenture contains certain limitations on the rights of the trustee, should it become a creditor of ours, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trustee Indenture Act) after a default has occurred and is continuing, it must eliminate such conflict within 90 days or apply to the SEC for permission to continue or resign.

Governing Law

        The indenture and the notes are governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF THE CAPITAL STOCK

        Our restated certificate of incorporation authorizes 78,500,000 common shares, par value $0.01 per share (the "Ordinary Shares"). Ordinary Shares consist of common stock, a series of Veritas Energy Services special voting stock, and a series of Enertec Resources special voting stock. Our restated certificate of incorporation also authorizes 1,000,000 shares of preferred stock, par value $0.01 per share. At July 31, 2005, 34,415,296 shares of common stock (including 155,370 Veritas Energy Services exchangeable shares and Veritas Energy Services class A exchangeable shares which are convertible on a one-for-one basis into shares of Veritas DGC common stock and, when coupled with the voting rights afforded by the special voting shares, have rights virtually identical to Veritas DGC common stock) were effectively outstanding and no shares of preferred stock were outstanding.

Common Stock

        Voting Rights.    The holders of the common stock are entitled to one vote for each share held of record in the election of directors and on all other matters submitted to a vote of stockholders. No pre-emptive rights, conversion rights, redemption rights or sinking fund provisions are applicable to the common stock. The common stock does not have cumulative voting rights. Accordingly, the holders of more than 50% of the voting power of the Ordinary Shares, including holders of the exchangeable shares described below, may elect all of the directors and, in that event, the holders of the remaining shares will not be able to elect any directors.

        Dividends.    Common stockholders may receive dividends when declared by the board of directors. Dividends may be paid in cash, stock or another form. However, our existing Credit Agreement contains covenants that currently prohibit us from paying cash dividends.

        Fully Paid.    All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

        Other.    If we liquidate, dissolve or wind up our business, either voluntarily or not, common stockholders will share equally in the assets remaining after we pay our creditors and holders of our capital stock which by its terms are senior to the common stock.

        Transfer Agent and Registrar.    Our transfer agent and registrar is Mellon Investor Services LLC, Dallas, Texas.

Special Voting Stock and Exchangeable Shares

        Two shares of our special voting stock are authorized and outstanding as a series of Ordinary Shares. One special voting share was issued in connection with the combination of Digicon Inc. (our former name) and Veritas Energy Services Inc. in August 1996. The other special voting share was issued in connection with the combination of us, Veritas Energy Services and Enertec Resources Inc. in September 1999. The shares of special voting stock are not entitled to receive any dividends or distributions of assets, are not convertible into any other class of our capital stock and are redeemable.

        These special voting shares possess a number of votes equal to the number of outstanding Veritas Energy Services exchangeable shares and Veritas Energy Services class A exchangeable shares, series 1 that are not owned by Veritas DGC or any of its subsidiaries. Such exchangeable shares were issued by our subsidiary, Veritas Energy Services, to the former shareholders of Veritas Energy Services and Enertec Resources in business combinations with us. In any matter submitted to our stockholders for a vote, each holder of a Veritas Energy Services exchangeable share has the right to instruct a trustee as to the manner of voting for one of the votes comprising the Veritas Energy Services special voting share for each Veritas Energy Services exchangeable share owned by the holder. Likewise, each holder of a Veritas Energy Services class A exchangeable share, series 1 has the right to instruct a trustee as to the manner of voting for one of the votes comprising the Enertec Resources special voting share for each Veritas Energy Services class A exchangeable shares, series 1 owned by the holder.

Preferred Stock

        There are no shares of preferred stock presently outstanding. A series of 400,000 shares of preferred stock has been designated for use in connection with the rights plan described below. Our board of directors can, without approval of our stockholders, issue one or more series of preferred stock. If we offer preferred stock, the board will determine the number of shares and the rights, preferences and limitations of each series. These rights, preferences and limitations may include:

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  specific designations;

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  number of shares;

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  liquidation value;

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  dividend rights;

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  liquidation and redemption rights;

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  voting rights;

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  other rights, including conversion or exchange rights, if any; and

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  any other specific terms.

        In some cases, the issuance of preferred stock could delay a change in control of us and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of our common stock.

Rights Plan

        General.    Under our rights plan, each share of our common stock and each of the exchangeable shares described above has attached to it one right. Each right entitles the registered holder to purchase from us one one-thousandth of a share of our series A junior participating preferred stock ("series A preferred stock") at a purchase price of $100. The purchase price is subject to adjustment under certain circumstances. Until the distribution date, the rights may be transferred only with our common stock certificates. The rights are not exercisable until after the distribution date and are subject to redemption described below. The rights expire at the close of business on May 15, 2007, unless they are earlier redeemed by us. The holder of unexercised rights has no rights as a stockholder of us with respect to such rights, including, without limitation, the right to vote or to receive dividends.

        Separation of Rights from our Common Stock.    The rights will separate from our common stock and a distribution date will occur upon the earlier of two possible times. The first such time is ten business days following a public announcement that a person or group of affiliated or associated persons (an "acquiring person") has acquired, or has the right to acquire, the ownership of 15% or more of the outstanding shares of our common stock (the "stock acquisition date"). The second possible time is ten business days following the commencement of a tender or exchange offer which would result in a person or group owning 15% or more of such outstanding shares of our common stock (the "tender offer date"). Our board of directors may set a later tender offer date if a majority of the directors agree to do so.

        Triggering Events.    Each holder of a right (other than the acquiring person, certain related parties and transferees) will have the right to purchase, upon exercise of a right, a number of one one-thousandth fractional share interests in series A preferred stock determined by dividing the purchase price by 50% of the then current market price of our common stock if, among other things:

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  We are the surviving corporation in a merger or other business combination with an acquiring person; or

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  any person shall become the beneficial owner of more than 15% of the outstanding shares of our common stock, except:

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  pursuant to certain consolidations or mergers involving us or sales or transfers of our assets or earning power, or

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  pursuant to an offer for all of our outstanding shares of common stock (and all of the exchangeable shares) at a price and upon terms and conditions which a majority of the board of directors determine to be in the best interests of us and our stockholders.

        Because of the nature of the voting, dividend and liquidation rights of the series A preferred stock, each of the one-thousandth fractional share interests in series A preferred stock should approximate the value of a share of our common stock. Therefore, it is anticipated that the value of the series A preferred stock purchased upon exercise of the rights will be approximately twice the exercise price paid. For example, at the exercise price of $100 per right, each right not owned by an acquiring person (or by certain related parties and transferees) following a triggering event set forth above would entitle its holder to purchase $200 worth of series A preferred stock for $100. Assuming that the series A preferred stock had a per share market price of $20 at such time (with each one-thousandth share of series A preferred stock valued at one share of common stock), the holder of each valid right would be entitled to purchase ten one one-thousandth shares of the series A preferred stock for $100. Rights are not exercisable following the occurrence of any of the triggering events described above until the rights are no longer redeemable by us as described below. Notwithstanding any of the foregoing, following the occurrence of any of the triggering events described in this paragraph, all rights that are, or (under certain circumstances specified in the rights plan) were, beneficially owned by any acquiring person will be null and void.

        If at any time following the distribution date:

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  We are acquired in a merger or other business combination transaction in which Veritas DGC is not the surviving corporation;

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  We are the surviving corporation in a consolidation or merger pursuant to which all or part of the outstanding shares of our common stock (and the exchangeable shares) are changed into or exchanged for stock or other securities of any other person or cash or any other property; or

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  more than 50% of our assets or earning power is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets or earning power by or to our subsidiaries as specified in the rights agreement);

each holder of a right (except rights that previously have been voided as set forth above) will have the right to exercise and receive common stock of the acquiring company having a value equal to two times the exercise price of the right. The events described in this paragraph and in the preceding paragraph are referred to as the triggering events.

        Redemption of Rights.    At any time until ten business days following the stock acquisition date, we may redeem the rights in whole, but not in part, at a price of $0.001 per right. Our board may set a later date to redeem the rights. Redemption of the rights is payable in cash, shares of our common stock or other consideration deemed appropriate by the board of directors. Rights may not be redeemed during the 180 day period after any person becomes an acquiring person unless the redemption is approved by a majority of our board of directors.

        Anti-takeover Effects.    The rights have certain anti-takeover effects. They may reduce or eliminate:

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  two-tiered or other partial offers that do not offer fair value for all of our common stock;

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  the accumulation by a third party of 15% or more of our common stock in open-market or private purchases in order to influence or control our business and affairs without paying an appropriate premium for a controlling position; and

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  the accumulation of shares of our common stock by third parties in market transactions for the primary purpose of attempting to cause us to be sold.

        The rights will also cause the substantial dilution of shareholder voting strength to a person or group that attempts to acquire us in a manner defined as a triggering event. This is not so if the acquiring person's offer is conditioned on a substantial number of rights being acquired. The rights should not affect any prospective offeror who is willing:

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  to make an offer for all outstanding shares of our common stock (and the exchangeable shares) and other voting securities at a price and terms that are in the best interests of us and our stockholders as determined by our board of directors; or

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  to negotiate with the board of directors because as part of any negotiated transaction the rights would either be redeemed or otherwise made inapplicable to the transaction.

        The rights also should not interfere with any merger or other business combination approved by the board of directors since the board may, at its option, choose to redeem all, but not less than all, of the then outstanding rights at the $0.001 redemption price.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the ownership and disposition of the common stock into which the notes may be converted. This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), final and temporary Treasury regulations, rulings and judicial decisions now in effect, all of which are subject to change or differing interpretations possibly with retroactive effect. In such event, the U.S. federal income tax consequences of purchasing, owning or disposing of the notes, or the common stock acquired upon conversion of the notes, could differ from those described in this discussion. We have not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the conclusions reached in the following discussion, and there can be no assurance that the IRS will not challenge one or more of the conclusions described herein.

        This discussion is limited to holders that (i) purchase the notes from the selling securityholders pursuant to an offering of such notes under this prospectus in the first sale of such notes after the notes are first registered with the SEC and (ii) hold the notes and common stock into which the notes may be converted as "capital assets" (within the meaning of Section 1221 of the Code). This discussion does not address tax considerations applicable to a holder's particular circumstances, including holders who sell short our common stock in negotiated transactions with us, or to holders that may be subject to special tax rules, such as banks or other financial institutions, holders subject to the alternative minimum tax, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, and persons holding through such entities, tax-exempt organizations, insurance companies, regulated investment companies, dealers in securities, traders in securities that elect to use the mark-to-market method of accounting, dealers in commodities or currencies, U.S. Holders whose "functional currency" is not the U.S. dollar, holders that will hold the notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons deemed to sell the notes or the common stock under the constructive sale provisions of the Code.

        As used herein, the term "U.S. Holder" means a beneficial owner of the notes and common stock that is for U.S. federal income tax purposes:

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  a citizen or resident of the U.S. (including certain former citizens and former long-term residents),

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  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of any political subdivision thereof,

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  an estate, the income of which is subject to U.S. federal income taxation regardless of the source of such income, or

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  a trust, if (a) the administration of the trust is subject to the primary supervision of a U.S. court and the trust has one or more U.S. persons with authority to control all substantial decisions or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

        Persons other than U.S. Holders ("Non-U.S. Holders") are subject to special U.S. federal income tax considerations, some of which are discussed below.

        This discussion does not consider the effect of the U.S. federal estate, gift, or excise tax laws or the tax laws of any applicable foreign, state, local or other jurisdiction.

        Persons considering the purchase of notes should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the federal estate, gift, or excise tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

U.S. Holders

Taxation of Interest

        Based on the discussion and assumptions below, payments of interest on a note will be includible in a U.S. Holder's income as ordinary interest income when paid or accrued in accordance with the U.S. Holder's regular method of accounting for federal income tax purposes.

        If the notes' stated redemption price at maturity (generally, the sum of payments under a note other than payments of stated interest unconditionally payable at least annually) exceeds their issue price by more than a de minimis amount, a U.S. Holder will be required to include such excess in income as original issue discount, as it accrues, in accordance with a constant yield method based on a compounding of interest before the receipt of any cash payment attributable to this accrued income. The notes were issued to the selling securityholders with less than a de minimis amount of original issue discount. Therefore, a U.S. holder will not be required to include any original issue discount into income.

        We may be required to pay liquidated damages, to holders of notes that have not been sold after the notes are first registered with the SEC, in the form of additional interest on the notes if we fail to comply with certain obligations under the registration rights agreement (a "Liquidated Damage Payment"). See "Description of the Notes—Registration Rights." Additionally, we may make distributions or other payments to the U.S. Holders of the notes in certain limited instances described in the "Description of the Notes—Conversion Rights—Conversion Price Adjustments" (each a "Participating Distribution Payment"). If, on the issue date of the notes to the Selling Securityholders, there were more than a remote likelihood that we would make either a Liquidated Damage Payment or a Participating Distribution Payment, the notes could be subject to the rules applicable to contingent payment debt instruments, including mandatory accrual of interest determined by using the noncontingent bond method, which method generally requires interest to be included in the income of a U.S. Holder according to a projected payment schedule, subject to adjustment at year end to reflect actual payments made during the year. On the issue date of the notes to the selling securityholders, we believed that the likelihood of either a Liquidated Damage Payment or a Participating Distribution Payment being made was remote and, therefore, the noncontingent bond method should not apply. Further, we believe the notes should constitute variable rate debt instruments within the meaning of Treasury regulation section 1.1275-5.

  Market Discount

        If a U.S. Holder purchases a note, other than at original issue, for an amount that is less than its stated redemption price at maturity (i.e. the par amount of the note), the amount of the difference will be treated as market discount for federal income tax purposes, unless this difference is less than a specified de minimis amount.

        A U.S. Holder will be required to treat any principal payment on a note, or any gain on the sale, exchange, retirement or other disposition of a note, as ordinary income to the extent of the market discount accrued on the note at the time of the payment or disposition. In general, the amount of market discount that has accrued is determined on a straight-line basis over the remaining term of the note as of the time of acquisition or, at the election of the U.S. Holder, pursuant to a constant yield election. Such an election applies only to the note with respect to which it is made and may not be revoked.

        A U.S. Holder of a note acquired at a market discount may elect to include market discount in income as it accrues. If a U.S. Holder makes this election, the rules discussed above with respect to ordinary income recognition resulting from the payment of principal on a note or the disposition of a note would not apply and the U.S. Holder's tax basis in the note would be increased by the amount of the market discount included in income at the time it accrues. This election would apply to all market discount obligations acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

        If the note is disposed of in certain nontaxable transactions (not including its conversion into common stock), accrued market discount will be included as ordinary income to the U.S. Holder as if such U.S. Holder had sold the note in a taxable transaction at its then fair market value. In addition, the U.S. Holder may be required to defer, until the maturity of the note or its earlier disposition (including certain nontaxable transactions, but not including its conversion into common stock), the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such note.

        Upon conversion of a note acquired at a market discount, any market discount not previously included in income (including as a result of the conversion) will carry over to the common stock received. Any such market discount that is carried over to common stock received upon conversion will be taxable as ordinary income upon the sale or other disposition of the common stock. To the extent that a U.S. Holder receives cash upon conversion of a note, the U.S. Holder will be required to recognize ordinary income to the extent of the market discount accrued on the note at the time of the conversion.

  Amortizable Bond Premium

        If a U.S. Holder's tax basis in a note, immediately after the purchase, is greater than the stated redemption price at maturity of the note, the U.S. Holder will be considered to have purchased the note with amortizable bond premium. In general, amortizable bond premium with respect to any note will be equal in amount to the excess, if any, of the U.S. Holder's tax basis (reduced as set forth in the following sentence) over the stated redemption price at maturity of the note. For this purpose only, a U.S. Holder's tax basis in a note is reduced by an amount equal to the value of the option to convert the note into common stock; the value of this conversion option may be determined under any reasonable method. The U.S. Holder may elect to amortize any such bond premium, using a constant yield method, over the remaining term of the note. A U.S. Holder may generally use the amortizable bond premium allocable to an accrual period to offset qualified stated interest required to be included in such U.S. Holder's income with respect to the note in that accrual period. A U.S. Holder who elects to amortize bond premium must reduce its tax basis in the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the IRS.

Sale, Exchange, Redemption or Repurchase of the Notes

        Upon the sale, exchange (other than a conversion), redemption or repurchase of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange, redemption or repurchase (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income) and (2) such U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to such U.S. Holder increased by the amount of accrued market discount previously included in the U.S. Holders taxable income (including in the tax year of disposition) and decreased by the amount of any payments (other than interest) received by such U.S. Holder and by any amortized bond premium. Subject to the discussion above regarding market discount, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder's holding period in the note is more than one year at the time of sale, exchange, redemption or repurchase. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to tax rates lower than the rates applicable to ordinary income. The deductibility of capital losses is subject to limitations. U.S. Holders of notes should consult their tax advisors regarding the treatment of capital gains and losses.

        The registration of the notes will not constitute a taxable exchange for U.S. federal income tax purposes and, thus, a U.S. Holder will not recognize any gain or loss upon such registration.

Conversion of the Notes

        If a U.S. Holder surrenders a note for conversion and we deliver a combination of shares of common stock and cash, the tax treatment of the U.S. Holder is uncertain. Assuming the note is a "security" for U.S. federal income tax purposes and the conversion is treated as a recapitalization within the meaning of Section 368(a)(1)(E) of the Code, and subject to the discussion above regarding market discount, a U.S. Holder would be required to recognize any gain (but not loss) realized, but only to the extent such gain does not exceed the amount of cash received (other than any cash received in lieu of a fractional share or attributable to accrued but unpaid interest, as discussed below). Such gain should be long-term capital gain if the U.S. Holder held the note for more than one year at the time of the conversion. Furthermore, a U.S. Holder's basis in the common stock received in the conversion (excluding any shares of common stock attributable to accrued but unpaid interest) would be equal to such U.S. Holder's adjusted tax basis in the note, reduced by any cash received in the conversion (other than any cash received in lieu of a fractional share or attributable to accrued but unpaid interest) and increased by the amount of any gain recognized on the conversion (other than gain with respect to a fractional share).

        Alternatively, if the conversion is not treated as a recapitalization, but rather as a sale of a portion of a note for cash, a U.S. Holder may be required to recognize gain as described above under "—Sale, Exchange, Redemption or Repurchase of the Notes." In such case, a U.S. Holder's basis in the note would be allocated pro rata between the common stock received (including any fractional share treated as received) and the portion of the note that is treated as sold for cash (and in both cases excluding any amounts attributable to accrued and unpaid interest). U.S. Holders should consult their tax advisors regarding the proper treatment to them of the receipt of a combination of cash and common stock upon a conversion of the notes, which may be different than the alternative tax treatments described above.

        If, upon conversion of a note, cash is received in lieu of a fractional share, subject to the discussion above regarding market discount, the amount of gain or loss recognized by a U.S. Holder will be equal to the difference between the amount of cash received in respect of the fractional share and the portion of the U.S. Holder's adjusted tax basis in the note allocable to the fractional share.

        The amount of any cash and the fair market value of any common stock received by the U.S. Holder that is attributable to accrued but unpaid interest not previously included in income will be taxable to the U.S. Holder as ordinary income. A U.S. Holder's tax basis in any such shares of common stock will equal such accrued interest and the holding period will begin on the day following the conversion.

        The holding period for any common stock received upon conversion (excluding any common stock received that is attributable to accrued but unpaid interest) will include the holding period for the note.

Dividends

        Distributions, if any, made on the common stock received upon conversion generally will be treated as a dividend, taxable to the U.S. Holder as ordinary income, to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder's basis in the common stock and thereafter as capital gain. In the case of non-corporate U.S. Holders, the federal income tax rate applicable to dividends received in years beginning prior to 2009 may be lower than the rate applicable to other categories of ordinary income if certain conditions are met. U.S. Holders should consult their tax advisors regarding the implications of this new legislation to their particular circumstances. A dividend distribution to certain corporate U.S. Holders may qualify for a dividends received deduction.

Constructive Dividends

        The conversion price of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury regulations issued thereunder may treat the U.S. Holder of the notes as having received a constructive distribution, resulting in ordinary income characterized as a dividend (subject to a possible dividends-received deduction in the case of certain corporate U.S. Holders) to the extent of our current and accumulated earnings and profits. This will occur if and to the extent that certain adjustments in the conversion price (for example, an adjustment to reflect a taxable dividend to holders of common stock) increase the proportionate interest of a U.S. Holder of the notes in the fully diluted common stock, whether or not such U.S. Holder ever exercises its conversion privilege. Similarly, a failure to adjust the conversion price of the notes to reflect a stock dividend or similar event could give rise to constructive dividend income to U.S. Holders of our common stock in certain circumstances. In the case of any such constructive dividend distribution, a U.S. Holder may recognize income even though such U.S. Holder does not receive any cash or property as a result of the conversion price adjustment. Generally, a U.S. Holder's basis in a note will be increased by the amount of any constructive dividend. Certain adjustments to the conversion price, as provided in this prospectus, made pursuant to a bona fide, reasonable adjustment formula which has the effect of preventing dilution of the interests of the holders of the notes, however, generally will not be considered to result in a constructive dividend.

Sale or Exchange of Common Stock

        Subject to the discussion above regarding market discount, upon the sale or exchange of common stock, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received upon the sale or exchange and (2) such U.S. Holder's adjusted tax basis in the common stock. Such gain or loss will be capital and will be long-term capital gain or loss if the U.S. Holder's holding period in common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. Holders will generally be subject to tax rates lower than the rates applicable to ordinary income. A U.S. Holder's basis and holding period in common stock received upon conversion of a note are determined as discussed above under "—Conversion of the Notes." The deductibility of capital losses is subject to limitations. U.S. Holders should consult their tax advisors regarding treatment of capital gains and losses.

        The registration of the common stock issuable upon conversion of the notes will not constitute a taxable exchange for U.S. federal income tax purposes and, thus, a U.S. Holder will not recognize any gain or loss upon such registration.

Non-U.S. Holders

Taxation of Interest

        In general, subject to the discussion below concerning backup withholding, payments of interest on the notes by us or any paying agent to a beneficial owner of a note that is a Non-U.S. Holder will not be subject to the 30% U.S. withholding tax discussed below, provided that the Non-U.S. Holder:

  •
  does not own, actually or constructively, 10% or more of the total combined voting power of all of our classes of stock entitled to vote,

  •
  is not a "controlled foreign corporation" that is, directly or indirectly, related to us,

  •
  is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and

  •
  meets the certification requirements described below.

        Interest on notes not excluded from U.S. withholding tax as described above generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax and the Non-U.S. Holder meets the certification requirements described below.

        To satisfy the certification requirements referred to above either (1) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is not a U.S. person and must provide such owner's name and address, and U.S. taxpayer identification number, if any, or (2) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business, and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that the certificate referred to in (1) above has been received from the beneficial owner and must furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN or successor form, under penalties of perjury, that it is not a U.S. person and provides its name and address or a financial institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof).

        If a Non-U.S. Holder of a note is engaged in a trade or business in the U.S. and if interest on the note is effectively connected with the conduct of that trade or business, the Non-U.S. Holder will generally be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if it were a U.S. Holder. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the Non-U.S. Holder's country of residence, any "effectively connected" income or gain will generally be subject to U.S. federal income tax on a net income basis only if it is also attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. Payments of interest that are effectively connected with a U.S. trade or business or, as applicable, attributable to a U.S. permanent establishment, and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30% withholding tax discussed above. To claim this exemption from withholding, the Non-U.S. Holder must provide us with a properly executed IRS Form W-8ECI or successor form, certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Conversion of the Notes

        Except as set forth herein, a Non-U.S. Holder will not recognize gain upon the conversion of a note. The amount of any cash and the fair market value of any common stock received by a Non-U.S.

Holder that is attributable to accrued but unpaid interest will be treated as described above under "—Non-U.S. Holders—Taxation of Interest." To the extent a Non-U.S. Holder receives cash upon conversion of a note, such cash may give rise to gain that would be subject to the rules described under "—Non-U.S. Holders—Sale, Exchange, Redemption or Repurchase of the Notes or Common Stock" below.

Dividends

        Distributions on common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits. Dividends paid on common stock held by a Non-U.S. Holder generally will be subject to U.S. withholding tax at a rate of 30% (or lower treaty rate, if applicable). In order to obtain a reduced rate of withholding on dividends, a Non-U.S. Holder will be required to provide an IRS Form W-BEN certifying its entitlement to benefits under a treaty. If the dividend is effectively connected with the conduct of a U.S. trade or business by the Non-U.S. Holder and, if required by a tax treaty, is attributable to a permanent establishment maintained in the United States, the dividend will not be subject to withholding tax, but will be subject to U.S. federal income tax on a net income basis in the same manner that applies to U.S. Holders generally, provided the Non-U.S. Holder provides a Form W-8ECI as discussed above. A non-U.S. corporation receiving effectively connected dividends also may be subject to an additional branch profits tax at a rate of 30% (or a lower treaty rate).

Constructive Dividends

        The conversion price of the notes is subject to adjustment under certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to Non-U.S. Holders of the notes. See "—U.S. Holders—Constructive Dividends" above. In such case, the deemed distribution would be subject to the rules described above regarding withholding of U.S. federal income tax on dividends in respect of common stock. It is possible that any withholding tax on the constructive dividend would be withheld from interest paid to Non-U.S. Holders of the notes. Non-U.S. Holders who are subject to withholding tax in this circumstance should consult their own tax advisor regarding a refund of all or a part of the withholding tax.

Sale, Exchange, Redemption or Repurchase of the Notes or Common Stock

        If a Non-U.S. Holder requires us to repurchase a note or we redeem a note of a Non-U.S. Holder, any cash received by such Non-U.S. Holder attributable to accrued but unpaid interest not previously included in income of the Non-U.S. Holder will be subject to the rules described under "—Taxation of Interest."

        Except as set forth under "—Conversion of the Notes " above, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption, repurchase or other disposition of a note or the sale or exchange of common stock unless:

          (1)   the gain is effectively connected with a U.S. trade or business of the Non-U.S. Holder,

          (2)   in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met, or

          (3)   we are characterized as a United States real property holding corporation and the Non-U.S. Holder does not qualify for certain exemptions.

        If a Non-U.S. Holder falls under clause (1) above, such Non-U.S. Holder generally will be taxed on the net gain derived from the sale in the same manner as a U.S. Holder. If a Non-U.S. Holder that is a foreign corporation falls under clause (1), it generally will be taxed on the net gain derived from a sale in the same manner as a U.S. Holder and, in addition, may be subject to branch profits tax on its effectively connected earnings and profits (subject to certain adjustments) at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). If an individual Non-U.S. Holder falls under clause (2) above, such Non-U.S. Holder generally will be subject to a 30% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses (notwithstanding the fact that such individual is not considered a resident of the United States). Individual Non-U.S. Holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a disposition of notes or common stock are urged to consult their tax advisors as to the tax consequences of such disposition. We are not, and do not anticipate becoming, a U.S. real property holding corporation.

Backup Withholding and Information Reporting

        The Code and the Treasury Regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by backup withholding rules. These rules require payors to withhold tax from payments subject to information reporting if the recipient fails to provide the recipient's taxpayer identification number to the payor, furnishes an incorrect taxpayer identification number or repeatedly fails to report interest or dividends on the recipient's returns. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

        Payments of interest or dividends to non-corporate U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the U.S. Holder provides us or our paying agent with a correct taxpayer identification number and complies with certain certification procedures.

        Payments made to U.S. Holders by a broker upon a sale of notes or common stock generally will be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

        Backup withholding will not apply to payments of interest and dividends to a Non-U.S. Holder who certifies its non-U.S. status by providing an IRS Form W-8BEN or other appropriate form to us or our paying agent, unless the payor knows or has reason to know that the Non-U.S. Holder is not entitled to an exemption from backup withholding. The certification procedures required to claim an exemption from withholding tax on interest described under "—Taxation of Interest" will satisfy the certification requirements necessary to exempt the Non-U.S. Holder from backup withholding as well. Information reporting generally will not apply to payments of dividends and interest to a Non-U.S. Holder.

        Payments made to a Non-U.S. Holder upon a sale of notes or common stock to or through the U.S. office of any broker, domestic or foreign, will be subject to information reporting and backup withholding unless such Non-U.S. Holder certifies as to its non-U.S. status as described above or otherwise establishes an exemption, and the broker does not have actual knowledge that such Non-U.S. Holder is a U.S. person or that the conditions of an exemption are not in fact satisfied. Payments made to a Non-U.S. Holder upon a sale of notes or common stock to or through a foreign office of a U.S. broker will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files that such Non-U.S. Holder is not a U.S. person and the broker has no knowledge to the contrary or such Non-U.S. Holder otherwise establishes an exemption. If the sale is made through a foreign office of a foreign broker, the sale generally will not be subject to either information reporting or backup withholding. This exemption may not apply, however, if the foreign broker is owned or controlled by U.S. persons or engaged in a U.S. trade or business.

        Copies of any information returns filed with the IRS may be made available by the IRS, under the provisions of a specific treaty or agreement, to the taxing authorities of the country in which the Non-U.S. Holder resides or is organized.

        Any amounts withheld from a payment to a U.S. Holder or a Non-U.S. Holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. Holder or Non-U.S. Holder and may entitle the U.S. Holder or Non-U.S. Holder to a refund, provided the required information is furnished to the IRS.

        The preceding discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective investor should consult its own tax advisor as to the particular U.S. federal, state and local tax consequences of purchasing, holding and disposing of the notes and holding or disposing of our common stock into which the notes may be converted. Tax advisors should also be consulted as to the U.S. estate, gift, and excise tax consequences and the foreign tax consequences of purchasing, holding or disposing of our notes and holding or disposing of our common stock, as well as the consequences of any proposed change in applicable laws.

SELLING SECURITYHOLDERS

        The notes, and any shares of our common stock issued upon conversion of the notes, are being offered by the selling securityholders listed in the table below or referred to in a prospectus supplement. The common stock which may be issued directly by us upon conversion of notes which are purchased in a sale contemplated by this prospectus is not being offered by the selling securityholders. Only those shares of common stock issued upon conversion of the notes may be offered by the selling securityholders. We issued and sold the notes in a private placement to the initial purchaser, and the notes were simultaneously sold by the initial purchaser to the selling securityholders in transactions exempt from registration under the Securities Act.

        No offer or sale under this prospectus may be made by a holder of the securities unless that holder is listed in the table in this prospectus or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to the related registration statement has become effective. We will supplement or amend this prospectus to include additional selling securityholders upon request and upon provision of all required information to us.

        The selling securityholders may offer and sell, from time to time, any or all of the notes or common stock issued upon conversion of those notes.

        The following table, which we have prepared based on information provided to us by the applicable selling securityholder, sets forth the name, principal amount of notes, and number of shares of common stock beneficially owned by the selling securityholders intending to sell the notes or common stock and the principal amount of notes or shares of common stock to be offered as of August 30, 2005. Unless set forth below, none of the selling securityholders selling in connection with the prospectus or prospectus supplement has held any position or office with, been employed by, or otherwise has had a material relationship with us or any of our affiliates during the three years prior to the date of the prospectus or prospectus supplement.

Name	Principal Amount of Notes Beneficially Owned that May Be Sold	Percentage of Notes Outstanding	Common Stock Owned Prior to Conversion	Common Stock that May Be Sold Hereby(1)	Percentage of Common Stock Outstanding(2)
Akela Capital Master Fund,Ltd.	$5,000,000	3.23%	—	208,073	*
Alabama Children's Hospital Foundation	$25,000	0.02%	—	1,040	*
Alexian Brothers Medical Center	$100,000	0.06%	—	4,161	*
Barclays Bank Plc	$3,000,000	1.94%	—	124,843	*
CALAMOS® Convertible Fund—CALAMOS® Investment Trust	$7,500,000	4.84%	—	312,109	*
CALAMOS® Growth & Income Fund—Calamos Investment Trust	$17,875,000	11.53%	—	743,860	2.12%
CALAMOS® Growth & Income Portfolio—Calamos Advisors Trust	$125,000	0.08%	—	5,201	*
CIBC World Markets	$1,000,000	0.65%	—	41,614	*
CNH CA Master Account, L.P.	$20,750,000	13.39%	—	863,502	2.45%
Continental Assurance Company on Behalf of Its Separate Account (E)	$500,000	0.32%	—	20,807	*
CSS, LLC	$3,000,000	1.94%	—	124,843	*
DBAG London	$362,000	0.23%	—	15,064	*
Deutsche Bank Sec., Inc	$2,620,000	1.69%	—	109,030	*
Drawbridge Convertible I.	$500,000	0.32%	—	20,807	*
Drawbridge Convertible II, Ltd.	$160,000	0.10%	—	6,658	*
Drawbridge Global Macro Master Fund Ltd.	$2,340,000	1.51%	—	97,378	*
Exis Differential Holdings Ltd.	$5,000,000	3.23%	—	208,073	*
Goldman Sachs & Co. Profit Sharing Master Trust	$10,000	0.01%	—	416	*
Hamilton Multi-Strategy Master Fund LP	$1,191,000	0.77%	—	49,562	*
HSBC Investments (USA) Inc. for A/C HSBC Multistrategy Arbitrage Fund	$1,000,000	0.65%	—	41,614	*
JP Morgan Securities Inc.	$8,500,000	5.48%	—	353,724	1.02%
LDG Limited	$78,000	0.05%	—	3,245	*
LLT Limited	$504,000	0.33%	—	20,973	*
Louisiana CCRF	$100,000	0.06%	—	4,161	*
McMahan Securities Co. L.P.	$1,000,000	0.65%	—	41,614	*
MSD TCB, LP	$32,000,000	20.65%	—	1,331,667	3.73%
Nisswa Master Fund Ltd.	$2,250,000	1.45%	—	93,632	*
OZ MAC 13 Ltd.	$10,000	0.01%	—	416	*
OZ Master Fund, Ltd.	$480,000	0.31%	—	19,975	*
Salomon Brothers Asset Management, Inc.	$7,200,000	4.65%	—	299,625	*
Sunrise Partners Limited Partnership	$1,000,000	0.65%	—	41,614	*
UBS O'Connor LLC F/B/O O'Connor Global Convertible Arbitrage Master Limited	$19,320,000	12.46%	—	803,994	2.28%
UBS O'Connor LLC F/B/O O'Connor Global Convertible Arbitrage II Master Limited	$2,000,000	1.29%	—	83,229	*
UBS O'Connor LLC F/B/O O'Connor Global Convertible Bond Master Limited	$1,500,000	0.97%	—	62,421	*
US Bank F/B/O Benedictine Health Systems	$75,000	0.05%	—	3,121	*
Waterstone Market Neutral MAC 51, Ltd.	$608,000	0.39%	—	25,301	*
Wolverine Convertible Arbitrage Fund Limited	$3,500,000	2.26%	—	145,651	*
Any other holder of notes or future transferee, pledgee, donee, or successor of any such holder(3)	$2,817,000	1.82%	—	145,651	*
Total	$155,000,000	100.00%

*
Less than 1%.
(1)
Assumes issuance of the maximum number of shares of common stock upon conversion of all of the holder's notes at a conversion rate per share of 41.6146 per $1,000 principal amount of notes. This conversion rate, however, will be subject to adjustment as described under "Description of the Notes—Conversion Rights." As a result, the number of shares of our common stock issuable upon conversion of the notes may increase or decrease in the future. In addition, the number of shares to be issued upon conversion of the holder's notes as set fourth in the table above does not give effect to the cash payment we will make as a principal return upon conversion of the notes because the impact such cash payment has on the actual number of shares to be issued upon conversion of the notes diminishes as the price of our common stock increases.

(2)
Calculated based on 34,415,296 shares of common stock outstanding as of July 31, 2005. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's notes but we did not assume conversion of any other holder's notes.

(3)
Information about other selling securityholders will be set forth in one or more prospectus supplements or amendments, if required. Assumes that any other holders of notes, or any future transferees, pledges, donees, or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

        We prepared this table based on the information supplied to us by the selling securityholders named in the table, and we have not sought to verify such information. We do not believe we have had in the past three years any material relationships with the selling securityholders listed in the above table and such selling securityholders have not advised us of any such material relationships.

        The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of the notes or shares of our common stock since the date on which the information in the above table was provided to us. Information about the selling securityholders may change over time.

        Because the selling securityholders may offer all or some of their notes or the shares of our common stock issuable upon conversion of the notes from time to time, we cannot estimate the amount of the notes or number of shares of our common stock that will be held by the selling securityholders upon the termination of any particular offering by such selling securityholder. Please refer to "Plan of Distribution.

PLAN OF DISTRIBUTION

        The notes and the common stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than any underwriting discounts and selling commissions) in connection with the registration and sale of the notes and the common stock covered by this prospectus.

        We will not receive any of the proceeds from the offering of notes or the common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the notes and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the notes or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the notes and the common stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the notes or common stock offering by them hereby will be the purchase price of such notes or common stock less discounts and commissions, if any.

        The notes and common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with the sales of the notes or our common stock or otherwise, the selling securityholder may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of the notes or our common stock in the course of hedging the positions they assume. The selling securityholder may also sell notes or our common stock short and deliver notes or our common stock to close out short positions, or loan or pledge notes or our common stock to broker-dealers or others that in turn may sell such securities. The selling securityholder may pledge or grant a security interest in some or all of the notes or our common stock issued upon conversion of the notes owned by it and if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the notes or our common stock from time to time pursuant to this prospectus. The selling securityholder also may transfer and donate notes or shares of our common stock issuable upon conversion of the notes in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholder for purposes of the prospectus. The selling securityholder may sell short our common stock and may deliver this prospectus in connection with such short sales and use the shares of our common stock covered by the prospectus to cover such short sales. In addition, any notes or shares of our common stock covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, or such other available exemption.

        At the time a particular offering of notes or shares of our common stock issuable upon conversion of the notes is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of notes or number of shares of our common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

        Although the notes are eligible for trading in the PORTAL market, we do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes. See "Risk Factors—Risks Relating to the Notes." Our outstanding common stock is listed for trading on the New York Stock Exchange and the Toronto Stock Exchange.

        The notes were originally issued and sold on March 3, 2004 and March 11, 2004 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchaser to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). We have agreed to indemnify the initial purchaser and each selling securityholder, and each selling securityholder has agreed to indemnify us, the initial purchaser and each other selling securityholder against certain liabilities arising under the Securities Act.

        Selling securityholders and any underwriters, dealers, brokers or agents who participate in the distribution of the notes or our common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profits on the sale of the notes and our common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

        The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of the notes and our common stock by the selling securityholders and any other such person. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the notes and our common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the notes and our common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and our common stock.

        We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (i) the sale pursuant to Rule 144 under the Securities Act or a shelf registration statement of all the notes and shares of common stock issuable upon conversion of the notes and (ii) the expiration of the holding period applicable to such securities held by our nonaffiliates under Rule 144(k) under the Securities Act, or any successor provision, subject to certain permitted exceptions. See "Description of the Notes—Registration Rights."

VALIDITY OF THE NOTES

        The validity of the notes and the validity of the common stock issuable upon the conversion of the notes hereby have been passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters related to U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes offered hereby have been passed upon for us by Baker & McKenzie, Houston, Texas.

EXPERTS

        The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended July 31, 2004 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's restatement of its financial statements as described in Notes 1 and 16 to the financial statements) of PricewaterhouseCoopers, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
DESCRIPTION OF THE NOTES
DESCRIPTION OF THE CAPITAL STOCK
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
VALIDITY OF THE NOTES
EXPERTS